Filed by PropertyGuru Group Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Bridgetown 2 Holdings Limited

Commission File No.: 001-39932

COMPANY HOLDERS SUPPORT AND LOCK-UP AGREEMENT AND DEED, dated as of July 23, 2021 (this “Agreement”), among PropertyGuru Pte. Ltd. (Company Registration Number: 200615063H), a Singapore private company limited by shares (the “Company”), Bridgetown 2 Holdings Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Acquiror”), PropertyGuru Group Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), and each of the Persons listed on Schedule A to this Agreement (each, a “Shareholder”).

WHEREAS, the Company, Acquiror, PubCo, and B2 PubCo Amalgamation Sub Pte. Ltd. (Company Registration Number: 202125330M), a Singapore private company limited by shares and a direct wholly-owned Subsidiary of PubCo (“Amalgamation Sub”), are concurrently herewith entering into a Business Combination Agreement (as the same may be amended, restated or supplemented, the “Business Combination Agreement”) providing for (a) the merger of Acquiror with and into PubCo, with PubCo being the surviving entity (the “Merger”) and (b) the amalgamation of Amalgamation Sub with the Company (the “Amalgamation”), with the Company being the surviving entity and becoming a wholly-owned Subsidiary of PubCo;

WHEREAS, pursuant to and as consideration for the Amalgamation, the holders of Company Shares and Company Warrants will receive PubCo Shares or PubCo Amalgamation Warrants (as applicable);

WHEREAS, each Shareholder is, as of the date of this Agreement, the sole legal owner of such number of Company Shares and Company Warrants set forth opposite such Shareholder’s name on Schedule A hereto (such Company Shares, together with any Company Shares (a) issued or otherwise distributed to such Shareholder pursuant to any stock dividend or distribution, (b) resulting from any change in any of the Company Shares by reason of any share split, recapitalization, combination, exchange of shares or the like, (c) the legal ownership of which is acquired by such Shareholder, including by exchange or conversion of any other security, or (d) as to which such Shareholder acquires the right to vote or share in the voting, in each case after the date of this Agreement and during the term of this Agreement being collectively referred to herein as the “Subject Shares”);

WHEREAS, the Company and certain of the Shareholders are party to the Panama SPA (as defined in the Business Combination Agreement), which contemplates, among other matters, certain Shareholders’ execution and delivery of a “Support Agreement” as defined therein; and

WHEREAS, as a condition to their willingness to enter into the Business Combination Agreement, Acquiror, PubCo and the Company have requested that the Shareholders enter into this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1.	DEFINITIONS; INTERPRETATION

Capitalized terms used but not defined in this Agreement shall have the meaning ascribed to such terms in the Business Combination Agreement, and this Agreement shall be interpreted, construed and applied in accordance with the rules of construction set forth in Section 1.2 of the Business Combination Agreement.

2.	REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

Each Shareholder, severally and not jointly, hereby represents and warrants to Acquiror, PubCo and the Company as of the date of this Agreement as follows:

2.1 Organization. If such Shareholder is not a natural person, such Shareholder has been duly incorporated and is validly existing and in good standing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. Such Shareholder is duly licensed or qualified and in good standing (to the extent such concept is applicable in such Shareholder’s jurisdiction of organization) as a foreign corporation or company (or other entity, if applicable) in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing (to the extent such concept is applicable in such Shareholder’s jurisdiction of organization), as applicable, except where the failure to be so licensed or qualified or in good standing would not reasonably be expected to, individually or in the aggregate, prevent or materially adversely affect the ability of such Shareholder to consummate the transactions contemplated hereby.

2.2 Due Authorization. If such Shareholder is not a natural person, such Shareholder has all requisite corporate power and authority to (a) execute and deliver this Agreement and the documents contemplated hereby, and (b) consummate the transactions contemplated hereby and thereby and perform all obligations to be performed by it hereunder and thereunder. If such Shareholder is not a natural person, the execution and delivery of this Agreement and the documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the board of directors (or an equivalent body) and/or shareholders of such Shareholder and no other company proceeding on the part of such Shareholder is necessary to authorize this Agreement and the documents contemplated hereby. If such Shareholder is a natural person, such Shareholder has full legal capacity, right and authority to (a) execute and deliver this Agreement and the documents contemplated hereby, and (b) to consummate the transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered by such Shareholder, and this Agreement constitutes a legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. If such Shareholder is a natural person who is married and resides in a community property jurisdiction, then such Shareholder’s spouse has executed and delivered to PubCo and Acquiror a spousal consent, in the form attached as Schedule B, concurrently with the execution and delivery of this Agreement.

2.3 No Conflict. The execution and delivery of this Agreement by such Shareholder and the other documents contemplated hereby by such Shareholder and the consummation of the transactions contemplated hereby and thereby do not and will not:

(a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of such Shareholder (if such Shareholder is not a natural person);

2

(b) violate or conflict with any provision of, or result in the breach of, or default under, or require any consent, waiver, exemption or approval under, any applicable Law or Governmental Order applicable to such Shareholder;

(c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, require any consent, cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under any Contract to which such Shareholder is a party or by which such Shareholder may be bound, or terminate or result in the termination of any such Contract; or

(d) result in the creation of any Lien upon any of the properties or assets of such Shareholder;

except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not reasonably be expected to, individually or in the aggregate, prevent or materially adversely affect the ability of such Shareholder to consummate the transactions contemplated hereby.

2.4 Company Securities. Such Shareholder is the sole legal and beneficial owner of the Company Shares and Company Warrants set forth opposite such Shareholder’s name on Schedule A hereto, and all such Company Shares and, if applicable, Company Warrants are owned by such Shareholder free and clear of all Liens, other than any forward purchase agreement or similar arrangements in existence as of the date of this Agreement and the material terms of which have been disclosed to Acquiror or its counsel or Liens pursuant to the Company’s Governing Documents, this Agreement or any other Transaction Document or applicable securities laws. Such Shareholder does not own legally or beneficially any shares or warrants of the Company other than the Company Shares and, if applicable, Company Warrants set forth opposite such Shareholder’s name on Schedule A hereto. Such Shareholder has the sole right to vote the Subject Shares, and none of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Subject Shares, except as contemplated by the Governing Documents of the Company, the Shareholders’ Agreement or this Agreement.

2.5 Business Combination Agreement. Such Shareholder understands and acknowledges that Acquiror, PubCo, Amalgamation Sub and the Company are entering into the Business Combination Agreement in reliance upon such Shareholder’s execution and delivery of this Agreement. Such Shareholder has received a copy of the substantially finalized Business Combination Agreement delivered to such Shareholder on July 23, 2021, is familiar with the provisions of the Business Combination Agreement, and has consented to (and hereby consents to) the Company’s entry into the Business Combination Agreement.

2.6 Adequate Information. Such Shareholder is a sophisticated shareholder and has adequate information concerning the business and financial condition of Acquiror, PubCo and the Company to make an informed decision regarding this Agreement and the transactions contemplated by the Business Combination Agreement and has independently and without reliance upon Acquiror, PubCo or the Company and based on such information as such Shareholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Shareholder acknowledges that Acquiror, PubCo and the Company have not made and do not make any representation or warranty to such Shareholder, whether express or implied, of any kind or character except as expressly set forth in this Agreement or the other Transaction Documents. Such Shareholder acknowledges that the agreements contained herein with respect to the Subject Shares held by such Shareholder are irrevocable.

3

2.7 Restricted Securities. Such Shareholder understands that the PubCo Shares that it may receive in connection with the Transactions, including upon exercise, settlement, conversion or exchange of any other securities received in connection with the Transactions, may be “restricted securities” under applicable U.S. federal and state securities laws and, if such Shareholder is an affiliate of PubCo, “control securities” as such term is used under Rule 144 promulgated under the Securities Act, and that, pursuant to these laws, such Shareholder must hold such PubCo Shares indefinitely unless (a) they are registered with the SEC and qualified by state authorities, or (b) an exemption from such registration and qualification requirements is available.

2.8 Litigation and Proceedings.

(a) There are no pending or, to the knowledge of such Shareholder, threatened, Legal Proceedings against such Shareholder or any of such Shareholder’s Subsidiaries (if applicable) or their respective properties or assets; and

(b) there is no outstanding Governmental Order imposed upon such Shareholder or any of such Shareholder’s Subsidiaries (if applicable); nor are any properties or assets of such Shareholder or any of such Shareholder’s Subsidiaries’ respective businesses (if applicable) bound or subject to any Governmental Order;

except, in each case, as would not reasonably be expected to, individually or in the aggregate , prevent or materially adversely affect the ability of such Shareholder to consummate the transactions contemplated hereby.

2.9 Brokers Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission from Acquiror, PubCo, Amalgamation Sub, the Company or any of the Company’s Subsidiaries in connection with the transactions contemplated by the Business Combination Agreement based upon arrangements made by such Shareholder or any of its Affiliates.

3.	SUPPORT FOR BUSINESS COMBINATION

Each Shareholder, severally and not jointly, hereby covenants and irrevocably undertakes to PubCo, the Company and Acquiror during the term of this Agreement as follows:

3.1 Agreement to Vote in Favor of Transactions. At any meeting of the shareholders of the Company called, held or convened to seek the Company Shareholder Approval, or at any adjournment or postponement thereof, or in connection with any written consent of the shareholders of the Company or in any other circumstances upon which a vote, consent, waiver or other approval with respect to the Business Combination Agreement, any other Transaction Document, the Amalgamation, or any other Transaction is sought or required, such Shareholder shall:

(a) if a meeting is held, appear at such meeting (in person or, where proxies are permitted, by proxy) or otherwise cause its Subject Shares to be counted as present at such meeting for purposes of establishing a quorum;

(b) vote or cause to be voted (including by class vote and/or written consent or resolution, if applicable) the Subject Shares in favor of granting the Company Shareholder Approval or, if there are insufficient votes in favor of granting the Company Shareholder Approval, in favor of the adjournment or postponement of such meeting of the shareholders of the Company to a later date; and

4

(c) in other circumstances in which a vote, consent, election or approval is required or sought under the Governing Documents or any Contract of the Company or otherwise, in respect of any Transaction, so vote (in person or by proxy), consent, elect or approve including with respect to any conversion of its Subject Shares.

3.2 Agreement to Vote Against Other Matters. At any meeting of shareholders of the Company or at any adjournment or postponement thereof, or in connection with any written consent of the shareholders of the Company or in any other circumstances upon which such Shareholder’s vote, consent or other approval is sought, such Shareholder shall vote (or cause to be voted) the Subject Shares (including by withholding class vote and/or written consent, if applicable) against:

(a) any business combination agreement, merger agreement or amalgamation, merger, scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any public offering of Equity Securities of the Company (in each case, other than in connection with the Business Combination Agreement, the Amalgamation, the other Transactions or the transactions contemplated in connection with the Closing (as defined in the Panama SPA));

(b) any Alternative Proposal; and

(c) any amendment of the Company’s Governing Documents or Contracts, or other proposal or transaction involving the Company, which amendment or other proposal or transaction would be reasonably likely to, in any such case materially impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by the Company or PubCo of, prevent or nullify any provision of the Business Combination Agreement or any other Transaction Document, the Merger or the Amalgamation or change in any manner the voting rights of any class of the Company’s share capital (in each case, other than in connection with the transactions contemplated in connection with the Closing (as defined in the Panama SPA)).

3.3 Revoke Other Proxies. Each Shareholder represents and warrants that any proxies heretofore given in respect of the Subject Shares that may still be in effect are not irrevocable, and such proxies have been or are hereby revoked.

3.4 Irrevocable Power of Attorney. Each Shareholder hereby irrevocably and unconditionally grants to, and appoints, in the event that such Shareholder shall for whatever reason fail to perform any of its obligations under Section 3.1, the Company and any individual designated in writing by the Company, and each of them individually, as such Shareholder’s lawful attorney and proxy (with full power of substitution), for and in the name, place and stead of such Shareholder, to vote the Subject Shares, or grant a written consent or approval in respect of the Subject Shares in a manner consistent with Section 3.1 (the “Irrevocable Power of Attorney”), and execute, deliver and take on each such Shareholder’s behalf and in the name of such Shareholder, all deeds, documents, and steps necessary for obtaining the Company Shareholder Approval as contemplated in Section 3.1. Each Shareholder understands and acknowledges that Acquiror, PubCo and the Company are entering into the Business Combination Agreement in reliance upon such Shareholder’s execution and delivery of this Agreement. Each Shareholder hereby affirms that the Irrevocable Power of Attorney is given in connection with the execution of the Business Combination Agreement, and that such irrevocable power of attorney is given to secure the performance of the duties of such Shareholder under this Agreement. Each Shareholder hereby further affirms that the Irrevocable Power of Attorney is coupled with a proprietary interest and may under no circumstances be revoked. Each Shareholder hereby ratifies and confirms all that the Irrevocable Power of Attorney may lawfully do or cause to be done by virtue hereof. The Irrevocable Power of Attorney granted hereunder shall only terminate upon the termination of this Agreement.

5

3.5 Drag-Along Rights. If, as and to the extent (and only if, as and to the extent) instructed by the Company prior to the Amalgamation Closing, each Shareholder shall take or cause to be taken all actions, and cooperate with other parties, to exercise with respect to the Business Combination Agreement and Amalgamation the drag-along rights set forth in clause 8.4 of the Panama Shareholders Agreement.

3.6 Waiver of Dissent Rights. Such Shareholder shall not apply to any Governmental Authority claiming that the Company Shareholder Approval, Amalgamation, Business Combination Agreement or any other Transaction is oppressive or unfairly discriminatory to or otherwise prejudicial to, or undertaken without due regard to the interests of, any member, shareholder or holder of debentures of the Company or any other Person. Such Shareholder shall not commence, join in, facilitate, assist or encourage any claim or action challenging the validity of this Agreement, or alleging any breach of any Law or duty in connection with the Transactions or alleging that the Company Shareholder Approval, Amalgamation, Business Combination Agreement or any other Transaction is oppressive or unfairly discriminatory to or otherwise prejudicial to, or undertaken without due regard to the interests of, any member, shareholder or holder of debentures of the Company or any other Person.

3.7 Closing Deliverables. At the Amalgamation Closing, provided that the Closing under the Panama SPA has occurred, each of Epsilon Asia Holdings II Pte Ltd, TPG Asia VI SF Pte Ltd, TPG Asia VI SPV GP LLC and REA Asia Holding Co. Pty Ltd shall duly execute and deliver to PubCo, and PubCo shall execute and deliver to each such party, counterparts of a shareholders’ agreement with respect to PubCo, substantially in the form attached as Schedule D to this Agreement.

3.8 No Pre-Closing Transfer. Other than pursuant to this Agreement or as expressly contemplated by the Business Combination Agreement or the transactions contemplated in connection with the Closing (as defined in the Panama SPA), from the date hereof and until the Amalgamation Closing or, if earlier, termination of this Agreement, such Shareholder shall not:

(a) directly or indirectly, (i) sell, transfer, tender, grant, pledge, assign or otherwise dispose of (including by gift, tender or exchange offer, merger or operation of law), encumber, hedge, swap, convert or utilize a derivative to transfer the economic interest in (collectively, “Transfer”), or (ii) enter into any Contract, option or other binding arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any person;

(b) grant any proxies or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Subject Shares) with respect to any Subject Shares, or enter into any other Contract with respect to any Subject Shares that would prohibit or prevent the satisfaction of its obligations pursuant to this Agreement;

(c) take any action that would make any representation or warranty of such Shareholder herein untrue or incorrect, or have the effect of preventing or disabling such Shareholder or the Company from performing its obligations hereunder;

6

(d) commit or agree to take any of the foregoing actions or take any other action or enter into any Contract that would reasonably be expected to make any of its representations or warranties contained herein untrue or incorrect or would have the effect of preventing or delaying such Shareholder from performing any of its obligations hereunder; or

(e) publicly announce any intention to effect any such transaction specified in this sentence.

Any action attempted to be taken in violation of the preceding sentence will be null and void. Each Shareholder agrees with, and covenants to, Acquiror and the Company (or any of its directors, secretaries or authorized representatives) that such Shareholder shall not request that the Company register the Transfer (by book-entry, by lodging a notice of transfer with the Accounting and Corporate Regulatory Authority of Singapore or otherwise) of any certificated or uncertificated interest representing any of the Subject Shares.

3.9 No Solicitation by Shareholders. From the date hereof until the Amalgamation Closing Date or, if earlier, the termination of the Business Combination Agreement in accordance with Article XII thereof, each Shareholder shall not, and shall cause its Subsidiaries and direct its Representatives not to, directly or indirectly

(a) solicit, initiate or pursue any inquiry, indication of interest, proposal or offer relating to an Alternative Proposal;

(b) participate in or continue any discussions or negotiations with any third party with respect to, or furnish or make available, any information concerning the Company or any of its Subsidiaries to any third party relating to an Alternative Proposal or provide to any third-party access to the businesses, properties, assets or personnel of the Company or any of its Subsidiaries, in each case for the purpose of encouraging or facilitating an Alternative Proposal;

(c) enter into any binding understanding, binding arrangement, acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement with respect to an Alternative Proposal; or

(d) grant any waiver, amendment or release under any confidentiality agreement or otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make, an Alternative Proposal.

From and after the date hereof, each Shareholder shall, and shall instruct its officers and directors to, and such Shareholder shall instruct and cause its Representatives, Subsidiaries and their respective Representatives to, immediately cease and terminate all discussions and negotiations with any Persons (other than Acquiror and its Representatives) with respect to an Alternative Proposal.

4.	POST-CLOSING LOCK-UP ARRANGEMENT

4.1 Certain Definitions. As used in this Article 4, notwithstanding the other provisions of this Agreement, the following terms shall have the following meanings:

(a) “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act;

7

(b) “Applicable Period” shall be the period commencing on the Amalgamation Closing Date and ending on the earlier of:

(i) the date falling 180 days after the Amalgamation Closing Date; or

(ii) the date on which PubCo completes any amalgamation, merger, scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up or other similar transaction that results in all of PubCo’s shareholders having the right to exchange their PubCo Shares for cash, securities or other property following the Amalgamation Closing Date.

(c) “Immediate Family” shall mean, as to a natural person, such individual’s spouse, former spouse, domestic partner, child (including by adoption), father, mother, brother or sister, and lineal descendant (including by adoption) of any of the foregoing persons;

(d) “Lock-Up Securities” shall mean (i) any PubCo Shares, PubCo Amalgamation Warrants or other equity securities of PubCo held by a Lock-Up Shareholder (or which a Lock-Up Shareholder is entitled to receive by virtue of the Transactions) immediately after the Amalgamation Closing, excluding any securities acquired from PubCo pursuant to that certain Subscription Agreement, dated as of the date hereof, by and among PubCo, the Acquiror and REA Asia Holding Co. Pty Ltd, and any PubCo Shares acquired in open market transactions after the Amalgamation Closing, (ii) any PubCo Shares received by a Lock-Up Shareholder upon the exercise, conversion or settlement of options for PubCo Shares or warrants for PubCo Shares (including the PubCo Amalgamation Warrants) or any securities convertible into or exercisable or exchangeable for PubCo Shares, in any such case, held by a Lock-Up Shareholder immediately after the Amalgamation Closing and (iii) any other equity security of PubCo issued or issuable to a Lock-Up Shareholder with respect to any securities referenced in clauses (i) or (ii) above by way of a share dividend or share split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction;

(e) “Lock-Up Shareholder” shall mean each of the Shareholders other than Square Peg Capital Fund No. 1 Pty. Ltd., Steve Melhuish and Jani Rautiainen;

(f) “Lock-Up Transfer” shall mean the (i) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the Commission promulgated thereunder, with respect to, any Lock-Up Security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lock-Up Security, whether or not any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii); and

(g) “Permitted Employee Transfer” means a Lock-Up Transfer by a Shareholder party listed on Schedule C to this Agreement, of a number of PubCo Shares not to exceed (when combined with all other Permitted Employee Transfers by such Shareholder) the number set forth opposite such Shareholder’s name on Schedule C.

4.2 Lock-Up Restriction. Subject to the consummation of the Merger and the Amalgamation, each Lock-Up Shareholder covenants and agrees that it shall not, during the Applicable Period, without the prior written consent of the board of directors of PubCo, effect, undertake, enter into or publicly announce any Lock-Up Transfer. For the avoidance of doubt, each Lock-Up Shareholder shall retain all of its rights as a shareholder of PubCo with respect to the Lock-Up Securities during the Lock-Up Period, including, without limitation, the right to vote any Lock-Up Securities that are entitled to vote and the right to receive any dividends or distributions in respect of such Lock-Up Securities.

8

4.3 Authorization. Each Lock-Up Shareholder hereby:

(a) authorizes PubCo during the Applicable Period to cause its transfer agent for the Lock-Up Securities to decline to transfer, and to note stop transfer restrictions on the share register and other records relating to, such Lock-Up Securities for which such Lock-Up Shareholder is the record holder; and

(b) in the case of Lock-Up Securities for which such Lock-Up Shareholder is the beneficial but not the record holder, agrees during the Applicable Period to cause the record holder to cause the relevant transfer agent to decline to transfer, and to note stop transfer restrictions on the share register and other records relating to, such Lock-Up Securities;

in each case, if and to the extent such transfer would constitute a Lock-Up Transfer in breach of this Agreement. PubCo agrees to instruct its transfer agent to remove any stop transfer restrictions on the share register and other records related to the Lock-Up Securities within 3 Business Days of a request by a Lock-Up Shareholder the expiration of the Applicable Period.

4.4 Legend. During the Applicable Period, each certificate evidencing any Lock-Up Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A COMPANY HOLDERS SUPPORT AND LOCK-UP AGREEMENT, DATED AS OF [    ], 2021, BY AND AMONG PROPERTYGURU GROUP LIMITED (“COMPANY”), THE HOLDER NAMED THEREIN AND THE OTHER PARTIES THERETO. A COPY OF SUCH AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

4.5 Lock-Up Exceptions. Section 4.2 shall not apply to:

(a) Lock-Up Transfers to a partnership, limited liability company or other entity of which such Lock-Up Shareholder is the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(b) if such Lock-Up Shareholder is a natural person, (i) by bona fide gift to any member of such Lock-Up Shareholder’s Immediate Family, (ii) to a family trust, established for the exclusive benefit of such Lock-Up Shareholder or any of his Immediate Family for estate planning purposes, (iii) by virtue of laws of descent and distribution upon death of such Lock-Up Shareholder or (iv) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union;

(c) Lock-Up Transfers of PubCo Shares acquired in open market transactions after the Amalgamation Closing;

9

(d) the exercise of share options or warrants to purchase PubCo Shares (including PubCo Amalgamation Warrants) and any related transfer of PubCo Shares to PubCo in connection therewith (A) deemed to occur upon the “cashless” or “net” exercise of any such options or warrants or (B) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, it being understood that all PubCo Shares received upon such exercise, settlement, vesting or transfer will remain subject to the restrictions of this Article 4 during the Applicable Period;

(e) a Permitted Employee Transfer in accordance with Law that is promptly notified to the board of directors of PubCo;

(f) the entry, at any time after the Amalgamation Closing, into any trading plan providing for the sale of PubCo Shares meeting the requirements of Rule 10b5-1(c) under the Exchange Act, provided that such plan does not provide for, or permit, the sale of any PubCo Shares during the Applicable Period and no public announcement or filing is voluntarily made or required regarding such plan during the Applicable Period;

(g) Lock-Up Transfers in the event of completion of a bona fide amalgamation, merger, scheme of arrangement, business combination, consolidation, combination sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up or other similar transaction which results in all of PubCo’s security holders having the right to exchange their PubCo Shares or PubCo Amalgamation Warrants for cash, securities or other property;

(h) in the case of an entity, a Lock-Up Transfer (i) to another entity that is an affiliate of such Lock-Up Shareholder, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with such Lock-Up Shareholder or affiliates of such Lock-Up Shareholder or who shares a common investment advisor with such Lock-Up Shareholder or (ii) as part of a distribution to members, partners or shareholders of such Lock-Up Shareholder;

(i) in the case of an entity, Lock-Up Transfers by virtue of the laws of the jurisdiction of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;

(j) Lock-Up Transfers to a director or advisor of such Lock-Up Shareholder or its affiliates as part of such director’s or advisor’s remuneration for services provided to such Lock-Up Shareholder, pursuant to remuneration arrangements in existence and disclosed to the Company prior to the date of this Agreement; and

(k) Lock-Up Transfers made in connection with any forward purchase agreement or similar arrangements in existence prior to the date of this Agreement and the material terms of which have been disclosed to Acquiror or its counsel;

provided, however, that in the case of clauses (a), (b), and (h) to (k), these permitted transferees shall enter into a written agreement, in substantially the same form of this Article 4, agreeing to be bound by these Lock-Up Transfer restrictions prior to such Lock-Up Transfer.

4.6 Waiver of Other Lock-Up Shareholders. Neither the Company nor PubCo shall amend or waive, terminate, modify or abrogate (“Change”) the lock-up restriction agreed with any of the Lock-Up Shareholders hereunder, in each case, unless the Company and/or PubCo extends such Change to all Shareholders party hereto, under the same terms and conditions (including, for the avoidance of doubt, the timing of any release from such lock-up restriction) and on a pro rata basis. The Company and/or PubCo shall provide at least 10 Business Days advance written notice to all Lock-Up Shareholders of any such Change.

10

4.7 Support Agreement. The parties hereto acknowledge and agree that this Agreement constitutes the “Support Agreement”, as defined in the Panama SPA, and entered into in satisfaction of clause 9.6 of the “Shareholders’ Agreement” (as defined in the Panama SPA).

4.8 Effect of Article 4. If any Lock-Up Transfer is made or attempted contrary to the provisions of this Article 4, such purported Lock-Up Transfer shall be null and void ab initio.

5.	OTHER AGREEMENTS

5.1 Termination of Existing Shareholder Agreements.

(a) Subject to Section 5.1(b), the Company and the Shareholders hereby agree that: (i) the Panama Shareholders’ Agreement, if and to the extent it has come into effect, and the subscription and shareholders agreement dated 30 May 2015 (as supplemented by a supplemental agreement thereto dated 1 April 2016 and amended and restated by an accession, amendment and restatement deed dated 3 May 2018 and further amended and restated by an accession, amendment and restatement deed dated 12 October 2018 and further amended and restated by an amendment deed dated 29 May 2019 and further amended and restated by an amendment deed dated 30 January 2020 and further amended and restated by an amendment deed dated 7 September 2020) if and to the extent it remains in effect, and any other Contracts to which they are party listed in Section 8.4 of the Company Disclosure Letter and (ii) any rights under any other agreement providing for redemption rights, put rights, purchase rights or other similar rights not generally available to the shareholders of the Company (collectively, the “Existing Shareholder Agreements”) shall be terminated effective as of the Amalgamation Effective Time, and thereupon shall be of no further force or effect, without any further action on the part of the Company or any Shareholder. On and from the Amalgamation Effective Time, neither the Company, the Shareholders, nor any of their respective Affiliates or Subsidiaries shall have any further rights, duties, liabilities or obligations under any of the Existing Shareholder Agreements and the Company and each Shareholder (for and on behalf of its Affiliates and Subsidiaries) hereby releases in full any and all claims with respect thereto with effect on and from the Amalgamation Effective Time. Notwithstanding the foregoing of this Section 5.1(a), the Company and each Shareholder shall, and shall procure their Affiliates shall, perform their respective duties, liabilities or obligations under and in accordance with the terms of the Existing Shareholder Agreements prior to the Amalgamation Effective Time, and, to the extent any such duties, liabilities or obligations are not so performed, any rights or claims the Company or such Shareholder, as the case may be, may have with respect to such non-performance shall be preserved and shall not be prejudiced by this Section 5.1.

(b) For avoidance of doubt, nothing in any Transaction Document (including the termination provided under Section 5.1(a)) shall affect the continuing validity, in accordance with their respective terms, of any rights that such Shareholder or the Company or its Subsidiaries may have in relation to (i) any employment agreements or arrangements between a Shareholder and the Company or any Subsidiary thereof, (ii) ordinary course agreements between the Company or any of its Subsidiaries and a Shareholder as a consumer of the Company’s services on arm’s length terms in ordinary course of business consistent with past practice, (iii) the Panama SPA, and any document or instrument delivered pursuant thereto or (iv) any indemnification, advancement of expenses and exculpation rights of any party set forth in the documents described in the foregoing clauses (i) and (iii).

11

5.2 Disclosure.

(a) Each Shareholder shall be bound by and comply with the Confidentiality Agreement, dated February 9, 2021, by and Among Acquiror and the Company (the “Confidentiality Agreement”) and Section 13.13 (Publicity) of the Business Combination Agreement (including any relevant defined terms used in such Confidentiality Agreement and provision) as if such Shareholder was an original signatory to the Confidentiality Agreement and Business Combination Agreement with respect to such provisions.

(b) Each Shareholder hereby authorizes PubCo, the Company and Acquiror to publish and disclose in any announcement or disclosure required by the Commission or pursuant to any applicable Law such Shareholder’s identity and ownership of Subject Shares and Lock-Up Securities, the nature of such Shareholder’s obligations under this Agreement and (if deemed appropriate by PubCo, the Company and Acquiror) a copy of this Agreement. Each Shareholder will promptly provide any information reasonably requested by PubCo, the Company and Acquiror for any regulatory application or filing made or approval sought in connection with the Transactions.

5.3 Effectiveness; Termination.

(a) As regards PubCo, the Company, the Acquiror and each Shareholder other REA Asia Holding Co. Pty Ltd, this Agreement shall have effect from the date first written above. The rights and obligations of REA Asia Holding Co. Pty Ltd pursuant to this Agreement shall take effect from, and are subject to and conditioned upon, the completion of Project Panama.

(b) This Agreement shall terminate upon the earliest of (i) the Amalgamation Effective Time (provided, however, that upon such termination, Section 3.6 and Article 4 shall survive in accordance with its terms, and this Article 5 shall survive indefinitely) and (ii) the termination of the Business Combination Agreement in accordance with its terms, and upon such termination, no party shall have any liability hereunder other than for its willful and material breach of this Agreement prior to such termination.

5.4 Further Assurances. Each Shareholder shall, from time to time, (i) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Acquiror, PubCo or the Company may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement, the Business Combination Agreement and the other Transaction Documents and (ii) refrain from exercising any veto right, consent right or similar right under the Company’s Governing Documents which would materially impede, disrupt, prevent or otherwise adversely affect the consummation of the Merger, the Amalgamation or any other Transaction. If any Shareholder acquires record or beneficial ownership of any Subject Shares following the date of this Agreement (or becomes aware, following the date hereof, of its record or beneficial ownership of any Subject Shares as of the date hereof, which shares are not already set forth on Schedule A), such Shareholder shall promptly notify PubCo, the Company and Acquiror, and Schedule A shall be updated to reflect such Shareholder’s ownership of such additional Subject Shares.

5.5 Shareholder Parties. Each Shareholder signs this Agreement solely in such Shareholder’s capacity as a shareholder of the Company (other than REA whose status as a shareholder of the Company shall take effect from, and is subject to and conditioned upon, the completion of Project Panama), and not in any other capacity. No Shareholder shall be liable or responsible for any breach, default, or violation of any representation, warranty, covenant or agreement hereunder by any other Shareholder that is also a Party and each Shareholder shall solely be required to perform its obligations hereunder in its individual capacity.

12

5.6 Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to Acquiror, PubCo or the Company in accordance with Section 13.3 of the Business Combination Agreement and to each Shareholder at its address set forth on Schedule A hereto (or at such other address for a party as shall be specified by like notice).

5.7 Miscellaneous. The provisions of Article XIII of the Business Combination Agreement are incorporated herein by reference, mutatis mutandis, as if set forth in full herein.

[Signature pages follow]

13

IN WITNESS WHEREOF, each party has duly executed this Agreement, all as of the date first written above, as a Deed.

EXECUTED AS A DEED for and on behalf of:

PROPERTYGURU PTE. LTD.

By:	/s/ Hari Vembakkam Krishnan
Name:	Hari Vembakkam Krishnan
Title:	Chief Executive Officer and Managing Director

In the presence of:

Witness:	/s/ Maya Hari
Name:	Maya Hari
Title:	VP, Twitter

BRIDGETOWN 2 HOLDINGS LIMITED

By:	/s/ Daniel Wong
Name:	Daniel Wong
Title:	Daniel Wong

In the presence of:

Witness:	/s/ Lo Mei Bo
Name:	Lo Mei Bo
Title:	Secretary

PROPERTYGURU GROUP LIMITED

By:	/s/ Daniel Wong
Name:	Daniel Wong
Title:	Daniel Wong

In the presence of:

Witness:	/s/ Lo Mei Bo
Name:	Lo Mei Bo
Title:	Lo Mei Bo

EPSILON ASIA HOLDINGS II PTE. LTD.

By:	/s/ Adam John Hyland
Name:	Adam John Hyland
Title:	Director

By:	/s/ Ngan Nim Ying
Name:	Ngan Nim Ying
Title:	Director

TPG ASIA VI SF PTE. LTD.

By:	/s/ David Tan
Name:	David Tan
Title:	Director

In the presence of:

Witness:	/s/ Desiree Tee
Name:	Desiree Tee
Title:	Executive Assistant

TPG ASIA VI SPV GP LLC

(in its capacity as general partner of TPG Asia VI

Digs 1 L.P.)

By:	/s/ Michael LaGatta
Name:	Michael LaGatta
Title:	Vice President

In the presence of:

Witness:	/s/ Amanda Goode
Name:	Amanda Goode
Title:	Administrative Assistant

Signed, sealed and delivered by SQUARE PEG CAPITAL FUND NO. 1 PTY LTD (as trustee for the SQUARE PEG PROPERTYGURU NO. 1 TRUST) in accordance with section 127 of the Corporations Act 2001 (Cth) by:

/s/ Antony Holt	/s/ Amanda Hjorring
Signature of director	Signature of ~~director~~/secretary

Antony Holt	Amanda Hjorring
Name of director	Name of ~~director~~/secretary

Signed, sealed and delivered by SQUARE PEG CAPITAL FUND NO. 1 PTY LTD (as trustee for the SQUARE PEG PROPERTYGURU NO. 2 TRUST) in accordance with section 127 of the Corporations Act 2001 (Cth) by:

/s/ Antony Holt	/s/ Amanda Hjorring
Signature of director	Signature of ~~director~~/secretary

Antony Holt	Amanda Hjorring
Name of director	Name of ~~director~~/secretary

REA ASIA HOLDING CO. PTY LTD

By:	/s/ Janelle Suzanne Hopkins
Name:	Janelle Suzanne Hopkins
Title:	Director

In the presence of:

Witness:	/s/ Erin Thorne
Name:	Erin Thorne
Title:	Deputy Company Secretary

JANI ANTERO RAUTIAINEN
/s/ Jani Antero Rautiainen

In the presence of:

Witness:	/s/ Coco Rautiainen
Name:	Coco Rautiainen
Title:

STEPHEN NICHOLAS MELHUISH
/s/ Stephen Nicholas Melhuish

In the presence of:

Witness:	/s/ E.M. Melhuish
Name:	E.M. Melhuish
Title:

STEPHEN NICHOLAS MELHUISH (AS TRUSTEE OF THE JAEMILY TRUST)
/s/ Stephen Nicholas Melhuish

In the presence of:

Witness:	/s/ E.M. Melhuish
Name:	E.M. Melhuish
Title:

LIM TSE GHOW OLIVIER
/s/ Lim Tse Ghow Olivier

In the presence of:

Witness:	/s/ Natasha Foong Leong Lom
Name:	Natasha Foong Leong Lom
Title:

MELANIE JANE WILSON
/s/ Melanie Jane Wilson

In the presence of:

Witness:	/s/ Julian Porter
Name:	Julian Porter
Title:

PAUL WILSON
/s/ Paul Wilson

In the presence of:

Witness:	/s/ Julian Porter
Name:	Julian Porter
Title:

Signed, sealed and delivered by HETHERSETT HOLDINGS PTY LTD AS TRUSTEE FOR SELKIRK PARK FAMILY TRUST in accordance with section 127 of the Corporations Act 2001 (Cth) by:

/s/ Jennifer Mitchell Macdonald
Signature of Sole Director/Secretary who states she is the sole director and sole secretary

Jennifer Mitchell Macdonald
Name of Sole Director/Secretary

HARI VEMBAKKAM KRISHNAN
/s/ Hari Vembakkam Krishnan

In the presence of:

Witness:	/s/ Maya Hari
Name:	Maya Hari
Title:	VP, Twitter

JOLYON MICHAEL DISCHE
/s/ Jolyon Michael Dische

In the presence of:

Witness:	/s/ Lynsey McCulloch
Name:	Lynsey McCulloch
Title:

JEREMY NICHOLAS WILLIAMS
/s/ Jeremy Nicholas Williams

In the presence of:

Witness:	/s/ Madeleine Brett-Williams
Name:	Madeleine Brett-Williams
Title:

BJOERN SPRENGERS
/s/ Bjoern Sprengers

In the presence of:

Witness:	/s/ C. Voorneveld
Name:	C. Voorneveld
Title:	Spouse

GENEVIEVE SUZANNAH GODWIN
/s/ Genevieve Suzannah Godwin

In the presence of:

Witness:	/s/ Madeleine Brett-Williams
Name:	Madeleine Brett-Williams
Title:

MANAV KAMBOJ
/s/ Manav Kamboj

In the presence of:

Witness:	/s/ Madeleine Brett-Williams
Name:	Madeleine Brett-Williams
Title:

VIVEK KUMAR
/s/ Vivek Kumar

In the presence of:

Witness:	/s/ Meenakshi Prasannavadhani
Name:	Meenakshi Prasannavadhani
Title:

MALLIKA GADEPALLI
/s/ Mallika Gadepalli

In the presence of:

Witness:	/s/ Narasimham Upadyayula
Name:	Narasimham Upadyayula

Title:

MADELEINE DAISY CAROLINE BRETT-WILLIAMS
/s/ Madeleine Daisy Caroline Brett-Williams

In the presence of:

Witness:	/s/ Genevieve Godwin
Name:	Genevieve Godwin
Title:

14

SCHEDULE A

PARTICULARS OF SHAREHOLDERS AND SUBJECT SHARES

Shareholder Name and Address:	Subject Shares:
Epsilon Asia Holdings II Pte. Ltd. Address: 10 Changi Business Park Central 2 #05-01, Hansapoint@CBP Singapore 486030 Attention: General Counsel Facsimile No.: +65 6922 5801 E-mail Address: N.A.	288,647 Ordinary Shares 47,594 Series B Shares 12,088 Series C Shares 152,224 Series D1 Shares 564,126 Series D2 Shares 40,040 Series E Shares 99,515 Series F Shares

TPG Asia VI SF Pte. Ltd. Address: 83 Clemenceau Avenue, #11-01 UE Square Singapore 239920 Attention: Mr Nicholas Kay Facsimile No.: +65 6390 5001 E-mail Address: tpglegaldepartment@tpg.com	752,872 Ordinary Shares 162,077 Series B Shares 40,540 Series C Shares 44,665 Series E Shares 37,005 Series F Shares

TPG Asia VI SPV GP LLC, in its capacity as general partner of TPG Asia VI Digs 1 L.P.

Address:

PO Box 309, Ugland House, Grand Cayman

KY1-1104, Cayman Islands

Attention: Office of General Counsel

Facsimile No.: +1 (817) 871 4001

E-mail Address: tpglegaldepartment@tpg.com

189,274 Ordinary Shares 35,394 Series B Shares 7,524 Series C Shares 74,006 Series F Shares

Square Peg Capital Fund No. 1 Pty Ltd, as trustee for the Square Peg PropertyGuru No. 1 Trust

Address:

c/o Square Peg Capital

19-21 Yorkshire Street

Richmond, VIC 3121

Australia

Attention: Amanda Hjorring

E-mail Address: amanda@squarepegcap.com

49,759 Ordinary Shares 13,298 Series B Shares

Square Peg Capital Fund No. 1 Pty Ltd, as trustee for the Square Peg PropertyGuru No. 2 Trust

Address:

c/o Square Peg Capital

19-21 Yorkshire Street

Richmond, VIC 3121

Australia

Attention: Amanda Hjorring

E-mail Address: amanda@squarepegcap.com

1,727 Series C Shares

REA Asia Holding Co. Pty Ltd

Address:

511 Church Street, Richmond VIC 3121, Australia

Attention: Tamara Kayser, General Counsel and Company Secretary

Facsimile No.: None

E-mail Address: tamara.kayser@rea-group.com

0 Ordinary Shares

Jani Antero Rautiainen [REDACTED] Email: jani@propertyguru.com	116,843 Ordinary Shares 5,057 Series C Shares

Stephen Nicholas Melhuish [REDACTED] Email: steve@propertyguru.com	72,042 Ordinary Shares 3,367 Series C Shares

Stephen Nicholas Melhuish (as Trustee of the Jaemily Trust) [REDACTED] Email: steve@propertyguru.com	5,200 Ordinary Shares

Lim Tse Ghow Olivier [REDACTED]	3593 Ordinary Shares

Melanie Jane Wilson and Paul Wilson [REDACTED] Email: mwilson@peandel.com.au	629 Ordinary Shares

Hethersett Holdings Pty Ltd as Trustee for Selkirk Park Family Trust [REDACTED] Email: jennymacdon100@gmail.com	1,573 Ordinary Shares

Hari Vembakkam Krishnan [REDACTED] Email: hari@propertyguru.com	9,349 Ordinary Shares

Jolyon Michael Dische [REDACTED] Email: joe@propertyguru.com	1,022 Ordinary Shares

Jeremy Nicholas Williams [REDACTED] Email: Jeremy@propertyguru.com	943 Ordinary Shares

Bjoern Sprengers [REDACTED] Email: bjorn@propertyguru.com	5,288 Ordinary Shares

Genevieve Suzannah Godwin [REDACTED] Singapore 126843 Email: gen@propertyguru.com	1,021 Ordinary Shares

Manav Kamboj [REDACTED] Email: manav@propertyguru.com	943 Ordinary Shares

Vivek Kumar [REDACTED] Email: vivek@propertyguru.com	235 Ordinary Shares

Mallika Gadepalli [REDACTED] Email: mallika@propertyguru.com	235 Ordinary Shares

Madeleine Daisy Caroline Brett-Williams [REDACTED] Email: madeleine@propertyguru.com.sg	0 Ordinary Shares

Schedule A to Company Holders Support and Lock-Up Agreement

SCHEDULE B

FORM OF SPOUSAL CONSENT

Dated [●], 2021

The undersigned represents and warrants that the undersigned is the spouse of:

[Name of Shareholder]

and that the undersigned is familiar with the terms of (a) the Company Holders Support and Lock-Up Agreement (the “Agreement”), dated as of [●], 2021, by and among PropertyGuru Pte. Ltd., a Singapore private company limited by shares, Bridgetown 2 Holdings Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands, PropertyGuru Group Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands, and the other parties signatory thereto from time to time, and (b) and the Business Combination Agreement dated as of [●], 2021, by and among PropertyGuru Pte. Ltd., a Singapore private company limited by shares, Bridgetown 2 Holdings Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands, PropertyGuru Group Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands, and B2 PubCo Amalgamation Sub Pte. Ltd., a Singapore private company limited by shares.

The undersigned hereby agrees that the interest of the undersigned’s spouse in all property which is the subject of the Agreement shall be irrevocably bound by the terms of the Agreement and by any amendment, modification, waiver or termination signed by the undersigned’s spouse.

The undersigned further agrees that the undersigned’s community property interest or quasi community property interest in all property which is the subject of the Agreement shall be irrevocably bound by the terms of the Agreement, and that the Agreement shall be binding on the executors, administrators, heirs and assigns of the undersigned.

The undersigned further authorizes the undersigned’s spouse to amend, modify or terminate the Agreement, or waive any rights thereunder, and that each such amendment, modification, waiver or termination signed by the undersigned’s spouse shall be binding on the community property interest or quasi community property interest of undersigned in all property which is the subject of the Agreement and on the executors, administrators, heirs and assigns of the undersigned, each as fully as if the undersigned had signed such amendment, modification, waiver or termination.

EXECUTED [AS A DEED] for and on behalf of:

Name:
[In the presence of:

Witness:
Name:]

Schedule B to Company Holders Support and Lock-Up Agreement

SCHEDULE C

PERMITTED EMPLOYEE TRANSFERS

Employee	Shares Permitted to Transfer[1]	% of Total Holdings[2]
Hari Krishnan	579,689	26%
Jeremy Williams	80,833	11%
Bjorn Spengers	215,420	36%
Manav Kamboj	65,164	10%
Joe Dische	74,659	10%
Genevieve Godwin	22,095	6%
Vivek Kumar	26,247	19%
Mallika Gadepalli	11,770	10%
Madeleine Brett-Williams	1,192	8%

1

Calculated based on each Employee’s total shares and vested and unvested awards as at the date of this Agreement. The “Shares Permitted to Transfer” consist of (i) the aggregate of shares vested in or prior to 2018 plus 30% of shares vesting in or after 2019 minus the number of shares sold to date multiplied by (ii) 36.10189, rounded up to the nearest whole PubCo Share.

2	Calculated based on each Employee’s total shares and vested and unvested awards as at the date of this Agreement.

Schedule C to Company Holders Support and Lock-Up Agreement

SCHEDULE D

FORM OF SHAREHOLDERS’ AGREEMENT

Dated                      2021

TPG Asia VI SF Pte. Ltd.

and

TPG Asia VI SPV GP LLC

in its capacity as general partner of TPG Asia VI Digs 1 L.P.

and

Epsilon Asia Holdings II Pte. Ltd.

and

REA Asia Holding Co. Pty Ltd.

and

REA Group Limited

and

PropertyGuru Group Limited

as the Company

SHAREHOLDERS’ AGREEMENT

relating to PropertyGuru Group Limited

1

TABLE OF CONTENTS

Contents		Page

1.	Definitions and Interpretation	2

2.	Business of the Group	10

3.	Board of Directors	11

4.	General Meetings	19

5.	Transfer of Securities	21

6.	Future Activities	31

7.	Tax Matters	37

8.	Warranties	39

9.	Term and Termination	39

10.	Notices and General	40

Appendix A Joinder Agreement		1

This Agreement is made on                      2021 among:

(1)

TPG Asia VI SF Pte. Ltd. (Company Registration No. 201228334D), a company incorporated in Singapore and having its registered office at 83 Clemenceau Avenue, #11-01, UE Square, Singapore 239920 (the “TPG Investor”);

(2)

TPG Asia VI SPV GP LLC (Company Registration No. 3256), a limited liability company incorporated in the Cayman Islands and having its registered office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, in its capacity as general partner of TPG Asia VI Digs 1 L.P., which is a limited partnership registered in the Cayman Islands and having its registered office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “TPG Investor 2”, and together with the TPG Investor and their respective Affiliates (as defined herein) (where such Affiliate is a Shareholder (as defined herein) and a party to this Agreement), collectively the “TPG Investor Entities”, and each a “TPG Investor Entity”, provided that any of the foregoing that ceases to be a Shareholder shall not be considered a TPG Investor Entity);

(3)

Epsilon Asia Holdings II Pte. Ltd. (Company Registration No. 201809792W), a company incorporated in Singapore and having its registered office at 10 Changi Business Park Central 2, #05-01, Hansapoint@CBP, Singapore 486030 (the “KKR Investor”);

(4)	REA Asia Holding Co. Pty Ltd. (ABN 650 855 744), a company incorporated in Victoria, Australia whose registered office is at 511 Church Street, Richmond VIC 3121, Australia; (“REA”);

(5)	REA Group Limited (ABN 54 068 349 066), a company incorporated in Victoria, Australia whose registered office is at 511 Church Street, Richmond VIC 3121, Australia (“REA Listco”); and

(6)

PropertyGuru Group Limited, an exempted company incorporated with limited liability in the Cayman Islands with its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands (the “Company”).

It is agreed as follows:

1.	Definitions and Interpretation

1.1	In this Agreement and the Schedules, unless the subject or context otherwise requires,the following words and expressions shall have the following meanings respectively ascribed to them:

“99.co Board” shall have the meaning ascribed to it in Clause 3.1.3(i);

“Acquired Entity” shall have the meaning ascribed to it in Clause 6.1.3(v);

“Act” means the Companies Act (as amended) of the Cayman Islands;

“Alternative Consideration” means consideration offered by a Purchaser that is not in the form of cash or Readily Marketable Securities;

“Announcement” shall have the meaning ascribed to it in Clause 10.3;

“Annual Budget” shall have the meaning ascribed to it in Clause 2.2;

“Applicable Law” means any legislation, statute, act, decree, rule, order, treaty, directive, regulation, subsidiary or subordinate legislation, code, judgment, order, statutory guidance note, circular, decree, directive, code of practice, notice or announcement or any other law (including common law, securities laws and regulations or listing rules), or any interpretation thereof, which is binding on a party which has been enacted, issued or promulgated by any Governmental Body or any order, judgment or decree of any court with jurisdiction over the relevant party;

“Appointing Shareholder” shall have the meaning ascribed to it in Clause 5.4.1;

“Approved Investment Bank” means any of the following investment banks, including affiliates and successors thereof: Bank of America Corp, UBS, Goldman Sachs and Co., Morgan Stanley Incorporated, J.P. Morgan, Credit Suisse, CITIGROUP, Deutsche Bank and any other internationally recognised investment bank as agreed between the TPG Investor Entities (as a group), the KKR Investor and REA (each acting reasonably);

“Articles” means the memorandum and articles of association for the time being of the Company (as amended, supplemented and/or varied from time to time in accordance with this Agreement);

“Associated Persons” shall have the meaning ascribed to it in Clause 10.6.3;

“Attorney” shall have the meaning ascribed to it in Clause 5.4.1;

“Board” means the board of directors of the Company from time to time;

“Board Observer” shall have the meaning ascribed to it in Clause 3.2.2;

“Business Day” means a day on which banks are open for ordinary banking business in Singapore, the Cayman Islands and New York (excluding Saturdays, Sundays and public holidays);

“Cash Consideration” shall have the meaning ascribed to it in Clause 5.3.3(iii);

“CEO Direct Reports” shall have the meaning ascribed to it in Clause 6.2.1;

“CEO Indirect Reports” shall have the meaning ascribed to it in Clause 6.2.1;

“CFC” shall have the meaning ascribed to it in Clause 7.2.1;

“Code” means U.S. Internal Revenue Code of 1986, as amended;

“Conflicted Shareholders” shall have the meaning ascribed to it in Clause 4.2.4(a);

“Curing Period” shall have the meaning ascribed to it in Clause 6.6.2;

“Director” means any director of the Company from time to time;

“Dow Jones” means Dow Jones & Company, Inc.;

“Drag-Along Shareholders” shall have the meaning ascribed to it in Clause 5.3.1;

“Drag Notice” shall have the meaning ascribed to it in Clause 5.3.2;

“Drag Sale” shall have the meaning ascribed to it in Clause 5.3.1;

“Drag Sale Transferor” shall have the meaning ascribed to it in Clause 5.2;

“Dragging Shareholder” shall have the meaning ascribed to it in Clause 5.3.1;

“Employee Stock Option Plans” means the PropertyGuru Pte. Ltd. Employee Stock Option Plan 2016, the PropertyGuru Pte. Ltd. Restricted Stock Units Plan, the PropertyGuru Pte. Ltd. Employee Stock Option Plan 2018, the PropertyGuru Pte. Ltd. Omnibus Equity Incentive Plan and the PropertyGuru Pte. Ltd. Non-Executive Directors Share Plan;

“Encumbrance” includes any mortgage, assignment, debenture, lien, hypothecation, charge, pledge, adverse claim, rent-charge, title retention, claim, equity, option, pre-emption right, right to acquire, security agreement and security interest or other right or encumbrance of whatever nature and “Encumbrances” shall be construed accordingly;

“Ex-CEO Direct Reports” shall have the meaning ascribed to it in Clause 6.2.1;

“Existing Major Shareholders” shall have the meaning ascribed to it in Clause 5.3.4;

“Fair Market Value” means, in respect of Alternative Consideration, the fair market value of such Alternative Consideration as agreed between: (i) the selling Shareholder(s) (as a group), and (ii) the Shareholders electing to receive the Cash Consideration (as a group), or, failing such agreement, each of (a) the selling Shareholder(s) (as a group), and (b) the Shareholders electing to receive the Cash Consideration (as a group) shall appoint an Approved Investment Bank to calculate the fair market value of such Alternative Consideration and the simple average of the two valuations shall be the fair market value, provided that if the two valuations deviate by more than 10 per cent., the two Approved Investment Banks shall jointly nominate (and the Company shall appoint) a third Approved Investment Bank to determine the fair market value, which shall be final and binding on the aforesaid Shareholders in the absence of fraud and manifest error;

“Fund Investor” shall have the meaning ascribed to it in Clause 5.6.4;

“Governmental Body” means any foreign, federal, state, provincial, local or other court, governmental authority, tribunal, commission or regulatory body or self-regulatory body (including any securities exchange), or any political or other subdivision, department, agency or branch of any of the foregoing;

“Group” means the Company and its Subsidiaries from time to time, including any Subsidiaries where, due to local law requirements the majority owner(s) is/are local shareholder(s) falling outside of the Group, and “Group Company” means any one of them;

“Investor Personal Rights” means the rights specified as applying to a named Shareholder Party as are set out in Clauses 3.1, 3.2.2, and as regards REA only, Clause 5.2;

“Joinder Agreement” means the certificate of joinder to this Agreement in the form and on the terms set out in Appendix A;

“KKR Investor Director” means any Director appointed by the KKR Investor pursuant to Clause 3.1.2;

“Losses” means all costs, losses, liabilities, damages, claims, demands, proceedings, expenses, penalties and legal and other professional fees, including any diminution of value;

“Major Shareholder” means a Shareholder holding at least five per cent. of the Shares outstanding at any time provided always that in relation to the TPG Investor Entities, each TPG Investor Entity would be a Major Shareholder for as long as the TPG Investor Entities, in aggregate, hold at least five per cent. of the Shares outstanding at any time;

“Necessary Action” means (i) with respect to the Company, taking all reasonable actions, and (ii) with respect to a Shareholder Party, taking all reasonable actions within its power and rights as a Shareholder, in each case that are necessary to procure an outcome, including as regards a Shareholder Party, by exercising all its rights as a Shareholder, and procuring that the Director nominated by it take all reasonable action and use all their rights as directors, subject always to the Director’s fiduciary duties, including calling (if necessary) and attending all shareholders’ meetings and exercising the votes attached to its Shares;

“Non-Liable Persons” shall have the meaning ascribed to it in Clause 10.11;

“NWS” means News Corporation;

“NWS Group” means NWS and its Subsidiaries other than REA Listco and its Subsidiaries;

“NWS Restricted Business” shall have the meaning ascribed to it in Clause 6.1.2;

“Ordinary Shares” means ordinary shares in the capital of the Company with a nominal or par value of US$0.0001;

“Parties” means the Shareholder Parties, REA Listco and the Company and “Party” means any one of them;

“PFIC” shall have the meaning ascribed to it in Clause 7.2.2;

“Public Shareholder ROFO Notice” shall have the meaning ascribed to it in Clause 5.2.4(i);

“Public Shareholder ROFO Participation Notice” shall have the meaning ascribed to it in Clause 5.2.4(iii);

“Public Shareholder ROFO Response Period” shall have the meaning ascribed to it in Clause 5.2.4(iii);

“Public Shareholder ROFO Right” shall have the meaning ascribed to it in Clause 5.2.4(ii)(ii);

“Public Shareholder ROFO Securities” shall have the meaning ascribed to it in Clause 5.2.4(ii);

“Public Supporting Shareholders” shall have the meaning ascribed to it in Clause 5.2.1(iii);

“Purchaser” means a bona fide arm’s length third party buyer that is not a Shareholder or an Affiliate of a Shareholder or the Company;

“Readily Marketable Securities” means securities that are listed on such international stock exchange as may be approved in advance by both the TPG Investor and the KKR Investor;

“REA Director” means the Director appointed by REA pursuant to Clause 3.1.3;

“REA Entry Price” means [S$311.7074818] (as adjusted for any dividends, share splits, consolidations or sub-divisions from time to time);

“REA Floor Price” means the higher of: (i) the REA Entry Price; and (ii) the ROFO Application Price offered by REA (if any) (in each case as adjusted for any dividends, share splits, consolidations or sub-divisions from time to time);

“REA Restricted Business” shall have the meaning ascribed to it in Clause 6.1.1;

“REA ROFO Default” shall have the meaning ascribed to it in Clause 5.2.8(iv);

“Restricted Business Divestment” shall have the meaning ascribed to it in Clause 6.1.6;

“Restricted Business Divestment Period” shall have the meaning ascribed to it in Clause 6.1.6;

“Restricted Territories” shall have the meaning ascribed to it in Clause 6.1;

“ROFO Acceptance Notice” shall have the meaning ascribed to it in Clause 5.2.6;

“ROFO Application” shall have the meaning ascribed to it in Clause 5.2.2;

“ROFO Application Price” shall have the meaning ascribed to it in Clause 5.2.2;

“ROFO Drag-Along Notice” shall have the meaning ascribed to it in Clause 5.2.6;

“ROFO Drag-Along Shareholders” shall have the meaning ascribed to it in Clause 5.2.6;

“ROFO Notice” shall have the meaning ascribed to it in Clause 5.2.1;

“ROFO Notice Despatch Date” shall have the meaning ascribed to it in Clause 5.2.1(i);

“ROFO Notice Period” shall have the meaning ascribed to it in Clause 5.2.2;

“ROFO Response Notice” shall have the meaning ascribed to it in Clause 5.2.4(i);

“ROFO Response Expiration Date” shall have the meaning ascribed to it in Clause 5.2.4(i);

“ROFO Securities” shall have the meaning ascribed to it in Clause 5.2.2;

“ROFO Completion Deadline” shall have the meaning ascribed to it in Clause 5.2.8(iv)(b);

“ROFO Signing Deadline” shall have the meaning ascribed to it in Clause 5.2.8(iv)(a);

“ROFO Third Party Transfer Period” shall have the meaning ascribed to it in Clause 5.2.8(iv);

“Securities” shall have the meaning ascribed to it in Clause 5.1;

“Shareholders” means the shareholders of the Company from time to time;

“Shareholder Parties” means Shareholders who are parties to this Agreement from time to time, including any person (as defined below) who executes a Joinder Agreement in the form set out in Appendix A hereto, and “Shareholder Party” means any one of them;

“Shares” means shares in the capital of the Company, which at the date hereof comprise solely the Ordinary Shares and “Share” shall have the corresponding meaning;

“TPG Investor Director” means any Director appointed by the TPG Investor Entities pursuant to Clause 3.1.1;

“Transfer” means in relation to a Security includes whether directly or indirectly; (i) a sale, assignment or transfer; (ii) creating or permitting to subsist any Encumbrance; (iii) creating any trust or conferring any interest; (iv) any agreement, arrangement or understanding in respect of votes or the right to receive dividends; (v) the renunciation or assignment of any right to subscribe or receive a Security or any legal or beneficial interest in a Security; (vi) any agreement to do any of the above, except an agreement to transfer a Security which is conditional on compliance with the terms of this Agreement; and (vii) the transmission of a Security by operation of law;

“Transferee” shall have the meaning ascribed to it in Clause 5.5;

“Transferring Shareholder” shall have the meaning ascribed to it in Clause 5.5;

“Warrants” shall have the meaning ascribed to it in that certain Novation, Assumption and Amendment Agreement dated as of [    ], 2021, by and among the Company, the KKR Investor and PropertyGuru Pte. Ltd.;

1.2	Subsidiary Legislation: References to a statutory provision include any subsidiary legislation made from time to time under that provision.

1.3

Modification etc. of Statutes: References to a statute or statutory provision include that statute or provision as from time to time modified, re-enacted or consolidated, whether before or after the date of this Agreement, so far as such modification, re-enactment or consolidation applies or is capable of applying to any transaction entered into in accordance with this Agreement and (so far as liability thereunder may exist or can arise) shall include also any past statute or statutory provision (as from time to time modified, re-enacted or consolidated) which such statute or provision has directly or indirectly replaced.

1.4

Affiliate and Control: The word “Affiliate” means, with respect to any specified person, any person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified person, including, in the case of the TPG Investor and the KKR Investor, any and all entities or vehicles that are managed and/or advised by any of the TPG Investor’s Affiliates or the KKR Investor’s Affiliates respectively; provided that the Company and each of its Subsidiaries shall be deemed not to be Affiliates of the TPG Investor Entities or the KKR Investor. As used in this definition of “Affiliate”, the word “control” (including its correlative meanings, “controlled by”, “controlling” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities, by contract or otherwise.

1.5

Subsidiary and Control: The word “Subsidiary” means, with respect to any specified person, any person that is directly or indirectly through one or more intermediaries controlled by such specified person, provided that the Company and each of its Subsidiaries shall be deemed not to be Subsidiaries of the TPG Investor Entities or the KKR Investor. As used in this definition of “Subsidiary”, the word “control” (including its correlative meanings, “controlled by” and “controlling” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities, by contract or otherwise.

1.6

Clauses, Schedules, etc.: References to this Agreement include any Recitals and Schedules to it and references to Clauses, Recitals, Schedules and Appendices are to the clauses and recitals of, and schedules and appendices to, this Agreement. References to paragraphs are to paragraphs of the Schedules.

1.7

Information: Any reference to books, records or other information means books, records or other information in any form including, without limitation, paper, electronically stored data, magnetic media, film and microfilm.

1.8	Headings: The headings are for convenience only and shall not affect the interpretation of this Agreement.

1.9

Including: The word “including” shall be deemed to be followed by “without limitation” or “but not limited to”, whether or not they are followed by such phrases or words of like import, and “otherwise” shall not be construed as limited by words with which it is associated.

1.10

Issued Shares: Unless otherwise stated (such as where reference is made to “fully diluted share capital” or “fully diluted basis”), references to “issued share capital of the Company” shall refer to the issued share capital of the Company excluding Securities that have been issued, or are reserved or authorised for future issuance or grant under the Employee Stock Option Plans, or any employee share incentive, option, award or other similar plan which has been approved in accordance with this Agreement, the Articles and/or Applicable Law. Where the Agreement is silent on whether share percentages are calculated based on “fully diluted share capital” or “fully diluted basis”, it shall be assumed that such share percentages shall be calculated on the basis of the issued share capital of the Company.

1.11

REA Listco: REA Listco is party to this Agreement solely for the purposes of Clauses 1, 6, 8, 9 and 10. Where REA Listco and REA have obligations under the same Clause, their respective liability to perform such obligations shall be several and not joint or joint and several. Save to the extent that REA Listco is in breach of its obligations under the above Clauses, the Parties undertake not to join REA Listco to any claim or proceedings in respect of this Agreement.

1.12	Others

1.12.1

Unless the context otherwise requires or permits, references to the singular number shall include references to the plural number and vice versa; references to natural persons shall include bodies corporate and vice versa; and words denoting any gender shall include all genders.

1.12.2

The expression “person” means any individual, corporation, partnership, association, limited liability company, trust, governmental or quasi-governmental authority or body or other entity or organisation.

1.12.3

References to “financial year” are to a period in respect of which the audited financial statements of the Company has been or is to be prepared for the purpose of laying before the Company at its annual general meeting, whether that period is a year or not.

1.12.4	In this Agreement, unless specified otherwise:

(i)

the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced by the word “other” shall not be given a restrictive meaning by reason of fact that they are preceded by words indicating a particular class of acts, matters or things.

(ii)	Unless specified otherwise, general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples of the general words.

(iii)	Unless specified otherwise, the contra proferentum rule of construction of contracts shall not apply.

1.12.5

Where this Agreement requires a Group Company to perform an act, or subjects the Company to any obligation, all Shareholder Parties agree (to the extent that it is within their power to do so) to take all Necessary Action to procure that the Company performs that act or complies with that obligation.

2.	Business of the Group

2.1	Business: Without prejudice to Clause 6, the Shareholder Parties agree that the Group intends to carry on the business of:

2.1.1

the provision of internet based platforms for: (i) persons or companies interested, for commercial or for private purposes, in selling, acquiring, renting or leasing real estate, or generalist classifieds including real estate; and (ii) comparing and securing property loans and personal finance for private consumers and business; and

2.1.2

the provision of online mortgage, insurance and services marketplace products and advertising, process automation, data analytics and software solutions for the property, automotive and general classifieds or related industries, in Singapore, Malaysia, Indonesia, Thailand, Vietnam, Brunei, Cambodia. Laos, Myanmar and the Philippines and subject to the other terms and conditions of this Agreement and the Articles, such other businesses as may from time to time be agreed on by the Board.

2.2

Annual Budget: The management of the Company shall prepare an annual budget for each financial year (the “Annual Budget”) which will be submitted to the Board for its approval and adoption prior to the beginning of each financial year. The Annual Budget shall include a description of all material assumptions for the business, profit and loss statements and cash flow statements, with all such information to be prepared in accordance with applicable accounting standards. The Annual Budget shall also contain, inter alia, details of proposed capital expenditure for the financial year.

2.3

Exercise of Rights as Shareholders. Each Shareholder Party agrees that it shall not exercise its rights as a Shareholder in a way which contradicts the terms of this Agreement, in particular with respect to its voting rights in shareholders’ meetings. Save as contemplated by this Agreement, no Shareholder Party shall:

2.3.1	grant any proxy (other than a proxy to a person to vote on its behalf in relation to a specified shareholders’ meeting);

2.3.2	enter into or agree to be bound by any voting trust; or

2.3.3	enter into any shareholders’ agreement or other agreement or arrangement with any person,

in each case, with respect to the exercise of the voting rights attaching to its Shares.

2.4	Share Option Plans: The Shareholder Parties (to the extent it is within their control) and the Company agree that the total aggregate number of:

2.4.1	Shares issuable pursuant to the exercise of any options or the settlement of any restricted stock units granted pursuant to the Employee Stock Option Plans ; and

2.4.2

Shares issuable pursuant to the exercise of any options, the settlement of any restricted stock units or share awards granted or to be granted under any other employee share incentive, option, award or other similar plan which has been approved in accordance with the Articles, shall not at any time exceed 7.5 per cent. of the total number of Shares outstanding at the date of determination.

3.	Board of Directors

3.1	Number and Composition: The Board and the board of directors of any Group Company, shall at all times consist of not more than nine Directors, comprising the following:

3.1.1

TPG Investor Director: one person jointly appointed by the TPG Investor Entities, provided that the TPG Investor Entities collectively hold in aggregate at least 7.5 per cent. of the issued share capital of the Company;

3.1.2

KKR Investor Director: one person appointed by the KKR Investor, provided that the KKR Investor and its Affiliates collectively hold in aggregate at least 7.5 per cent. of the issued share capital of the Company;

3.1.3

REA Director: one person appointed by REA, provided that REA holds at least 7.5 per cent. of the issued share capital of the Company and subject always to Clause 6.6.1. The person appointed by REA pursuant to this Clause 3.1.3 must fulfil or comply with the following requirements (as the case may be):

(i)

such person not having been previously appointed to, or been a director of, the board of directors of 99.co (“99.co Board”) or has not had and does not have access to any competitively sensitive information relating to 99.co; or

(ii)

if such person has previously been a director on the 99.co Board or has had access to competitively sensitive information relating to 99.co, then such person shall not be involved or participate in, and shall be required to recuse himself / herself from all and any pricing or commercial decisions relating to the business of Group for a period of six months commencing from the date of his / her appointment to the Board; and

3.1.4

Non-transferability of appointment rights. Notwithstanding any other provision of this Agreement, the rights of appointment of each of the TPG Investor Entities, the KKR Investor and REA under this Clause 3.1 shall be personal and non-transferable.

The remaining Directors comprising the Board (other than the TPG Investor Director, the KKR Investor Director and the REA Director) shall comprise independent non-executive Directors who do not, and whose spouses and immediate family members (by blood or marriage) do not, hold any directorships or securities in any member of the Group (save for any Shares issued or issuable pursuant to the exercise of any options, the settlement of any restricted stock units or share awards granted to or to be granted to such Directors under any employee share incentive, option, award or other similar plan which has been approved in accordance with the terms of this Agreement, the Articles and/or Applicable Law and/or any Shares issued or issuable pursuant to the terms of any director appointment letters which have been approved by the Board), or any Shareholder Party, REA Listco or NWS, with the exception of the then-serving Chief Executive Officer of the Company and Stephen Nicholas Melhuish.

3.2	Change in Shareholding Percentages and Observers:

3.2.1

Resignation of Director in the event of any Change in Requisite Shareholding: In the event a Shareholder Party ceases to be a Shareholder or ceases to hold the requisite shareholding percentage in the Company, as the case may be, such that the number of directors appointed by such Shareholder Party exceeds its entitlement under Clause 3.1, such Shareholder Party shall immediately procure the resignation of its appointee as Director (or as its appointee on any committee of the Board), such that the Shareholder Party does not have more Directors on the Board (or any of its committees) than it is entitled to appoint pursuant to Clause 3.1. Any such resignations shall take effect without any liability on the Company, whether for compensation for loss of office or otherwise, except to the extent that the liability arises in relation to a service contract with a Director who was acting in an executive capacity. For the purposes of this Clause 3.2.1, references to “Shareholder Party” shall be deemed to refer to the TPG Investor Entities as a group, collectively.

3.2.2	Board Observers: Notwithstanding anything contained in this Clause 3, and, in respect of REA only, subject to Clause 6.6.1, each of:

(i)	the TPG Investor Entities (collectively as a group), in aggregate;

(ii)	the KKR Investor and its Affiliates (collectively as a group), in aggregate; and

(iii)	REA,

provided that it holds at least 7.5 per cent. of the issued share capital of the Company, shall have the right to nominate one person as an observer (a “Board Observer”), who shall, subject to the Articles and/or Applicable Law, have the right to attend all meetings of the Board and any committee thereof, and speak at such meeting if they are invited to do so by any other Director at such meeting, but who shall not vote on any resolution of the Board or such committee. The Company shall provide to the Board Observer(s) all notices, minutes, consents, resolutions and all other materials and information that it provides to the Directors with respect to meetings of the Board or any such committee in the same format and at the same time that such materials and information are given to the Directors. The right of nomination conferred on each of the TPG Investor Entities, the KKR Investor and REA as aforesaid shall include the right of such Shareholder Party to request the removal at any time of such person nominated by it as a Board Observer, the right to nominate a substitute Board Observer and the right of that Shareholder Party at any time and from time to time to determine the period during which such person shall hold the position of the Board Observer. The right of nomination or request for removal of the Board Observer shall be in writing and signed by or on behalf of the Shareholder Party and shall be delivered to the registered office of the Company. The rights of the TPG Investor Entities, the KKR Investor and REA hereunder are in addition to their respective rights (if any) to appoint Directors to the Board pursuant to this Clause 3. For the avoidance of doubt, in respect of the TPG Investor Entities, the TPG Investor Entities shall collectively only have the right to appoint one Board Observer, and any appointment or removal of its Board Observer by the TPG Investor Entities in accordance with this Clause 3.2.2 shall be signed by the TPG Investor on behalf of all TPG Investor Entities for so long as the TPG Investor is a Shareholder, and if the TPG Investor ceases to be a Shareholder, then by the remaining TPG Investor Entities jointly.

For the avoidance of doubt, the rights of appointment of each of the TPG Investor Entities, the KKR Investor and REA under this Clause 3.2.2 shall be personal and non-transferable.

3.3

Right of Appointment and Removal: The right of appointment conferred on a Shareholder Party under Clause 3.1 shall include the right of that Shareholder Party to remove at any time from office such person appointed by that Shareholder Party as a Director and the right of that Shareholder Party at any time and from time to time to determine the period during which such person shall hold the office of Director. Any Shareholder Party removing a Director appointed by it shall procure that such Director shall waive, and release the Company from and against, any claim for wrongful dismissal arising from such removal. For the purposes of this Clause 3.3, references to “Shareholder Party” shall in respect of the TPG Investor Entities be deemed to refer to the TPG Investor Entities as a group, collectively.

3.4	Notice in Writing:

3.4.1

Each appointment or removal of a Director pursuant to this Clause 3 shall be in writing and signed by or on behalf of the Shareholder Party concerned and shall be delivered to the registered office for the time being of the Company. For the avoidance of doubt, any appointment or removal of a TPG Investor Director in accordance with this Clause 3 shall be signed by the TPG Investor for so long as the TPG Investor is a Shareholder, and if the TPG Investor ceases to be a Shareholder, then by the remaining TPG Investor Entities jointly.

3.4.2

The appointment and removal of a Director shall, subject to the Articles and/or Applicable Law, take effect as of the date of receipt of the notice of appointment or removal, as the case may be, in accordance with Clause 10.1 or the effective date of such appointment or removal, as the case may be, as specified in such notice, whichever is later.

3.4.3

As soon as reasonably practicable following receipt by the Company of a notice of appointment or removal of a Director in accordance with this Clause 3, the Company shall, and the Shareholder Parties shall take all Necessary Action to procure that the Company shall, cause its Register of Directors to be updated to reflect each such appointment or removal of a Director and to make the necessary filings with the Registrar of Companies in the Cayman Islands.

3.5

Further Director: Whenever for any reason a person appointed by a Shareholder Party ceases to be a Director (other than as a result of the Shareholder Party ceasing to hold the requisite shareholding percentage in the Company as contemplated by Clause 3.1), that Shareholder Party shall be entitled to appoint forthwith another Director in substitution for the outgoing Director. For the purposes of this Clause 3.5, references to “Shareholder Party” in respect of the TPG Investor Entities shall be deemed to refer to the TPG Investor Entities as a group, collectively.

3.6

Alternate Director: A Director shall be entitled at any time and from time to time to appoint any person to act as his alternate and to terminate the appointment of such person in accordance with the provisions of the Articles and/or Applicable Law. Such alternate director shall be entitled while holding office as such to receive all notices, minutes, consents, resolutions and all other materials and information submitted to a Director with respect to any applicable meetings of the Board at the same time and in the same format and to attend and vote as a Director at any such meetings at which the Director appointing him is not present and generally to exercise all the powers, rights, duties and authorities and to perform all functions of his appointer as the Director appointing him. Further, such alternate director shall be entitled to exercise the vote of the Director appointing him at any meetings of the Board and if such alternate director represents more than one Director such alternate director shall be entitled to one vote for every Director he represents. For the avoidance of doubt, any person appointed as an alternate director shall vacate his office as such alternate director if and when the Director who appointed him removes him or vacates office as a Director.

3.7	Chairman:

3.7.1

The Nominating Committee (as defined below) shall deliberate and recommend to the Board a Director to be appointed as the Chairman of the Board. The Board shall consider and endorse the recommendation by a simple majority vote. Any two (2) Directors may request that instead of the aforementioned Board approval by a simple majority vote, the Chairman of the Board shall be elected by a simple majority vote of the Shareholders in accordance with Clause 4.

3.7.2	The Chairman shall not be entitled to a second or casting vote at any meeting of the Board or at any general meeting of the Company.

3.8	Meetings of Directors:

3.8.1	The Directors shall hold meetings of the Directors at such time, place and frequency as the Board may decide from time to time. Any Director may call a meeting of the Directors.

3.8.2

Subject to Clause 4.2, each of the Directors shall be entitled to receive not less than five Business Days’ written notice of all meetings of the Directors (or such shorter period of notice or no notice in respect of any particular meeting as may be agreed jointly by all the Directors) specifying the date (which shall be a Business Day), time and place of the meeting and a detailed agenda of the business to be transacted thereat, and such notice shall be accompanied by all supporting documents for the business to be considered at the meeting.

3.8.3

All meetings of the Board shall be convened and conducted in accordance with the provisions of the Act and the Articles. The quorum at a meeting of Directors necessary for the transaction of any business of the Company shall be any three Directors, including at least one Director who is not a TPG Investor Director, KKR Investor Director or REA Director. In the event that a meeting of Directors duly convened cannot be held for lack of quorum within half an hour from the time appointed for the meeting, the meeting shall be adjourned to a date falling seven days later at the same time and place with at least three Business Days’ notice shall be given to all Directors in relation to such adjourned meeting and the quorum for that adjourned meeting shall be any three Directors, including at least one Director who is not a TPG Investor Director, KKR Investor Director or REA Director. If at such adjourned meeting a quorum is not present within half an hour from the time appointed for the holding of the adjourned meeting, the meeting shall be dissolved.

3.8.4

Subject to Clauses 3.8.5, all resolutions of the Directors at a meeting or adjourned meeting of the Directors shall be adopted by a simple majority vote of the Directors present and voting at the meeting.

3.8.5

Subject to Clause 4.2, a resolution in writing signed by all of the Directors for the time being or their alternates shall be as valid and effectual as if it had been passed at a meeting of Directors duly called and constituted. Any such resolution may consist of several documents in like form, each signed by one or more of the Directors. The expressions “in writing” and “signed” include approval by any such Director by facsimile, telefax, electronic mail or any form of electronic communication or electronic signature approved by the Directors for such purpose from time to time incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors.

3.8.6

The Directors may participate in a meeting of the Directors by means of a conference telephone or a video conference telephone or similar communications equipment by which all persons participating in the meeting are able to hear and be heard by all other participants without the need for a Director to be in the physical presence of another Director(s) and participation in the meeting in this manner shall be deemed to constitute presence in person at such meeting. Subject to Clause 4.2, the Directors participating in any such meeting shall be counted in the quorum for such meeting and subject to there being a requisite quorum under Clause 3.8.3 at all times during such meeting, all resolutions agreed by the Directors in such meeting shall be deemed to be as effective as a resolution passed at a meeting in person of the Directors duly convened and held. A meeting conducted by means of a conference telephone or a video conference telephone or similar communications equipment as aforesaid is deemed to be held at the place agreed upon by the Directors attending the meeting, provided that at least one of the Directors present at the meeting was at that place for the duration of the meeting.

3.9

Reports to Shareholders: Subject to compliance with their fiduciary duties, Clause 4.2 and any confidentiality obligations hereunder, the Directors shall be entitled to report all matters concerning the Company and the Group, including, but not limited to, matters discussed at any Board meeting, to the Shareholder Party that appointed them (including its Affiliates), and the Directors may take advice and obtain instructions from their respective appointing Shareholders.

3.10	Committees:

3.10.1

The Board may delegate any of its powers, including the day-to-day running of the business, to a committee or committees consisting of such members or member of its body as it deems fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors. Save as otherwise provided in this Agreement or the Articles, the proceedings of any committee of the Board shall be conducted in the same manner as proceedings of the Board. Each Director shall have the right to attend, as an observer, the meetings of the committees of which he/she is not a member, shall have the right to speak at such meetings if invited to do so, but shall not vote on any resolution of such committees.

3.10.2	The Parties shall take all Necessary Action to procure that the following committees of the Board shall be constituted:

(i)	Audit and Risk Committee

(a)	An audit and risk committee (the “Audit and Risk Committee”) to operate in accordance with the terms of reference of that committee as approved by the Board.

(b)	The Audit and Risk Committee shall comprise independent Directors only which, for the avoidance of doubt, shall not include the TPG Investor Director, the KKR Investor Director or the REA Director.

(c)	The Board or any two (2) members of the Audit and Risk Committee may from time to time convene a meeting of the Audit and Risk Committee.

(d)

The quorum necessary for the transaction of any business of the Audit and Risk Committee shall be the presence in person, or by proxy, of at least a majority in number of the members of the Audit and Risk Committee.

(ii)	Nominating Committee

(a)	A nominating committee (the “Nominating Committee”) to operate in accordance with the terms of reference of that committee as approved by the Board.

(b)	From time to time, the Nominating Committee can recommend for the Board’s approval policies regarding the appointment, retirement, termination, tenure of directors, and related aspects.

(c)	The Nominating Committee shall comprise:

(I)	two independent Directors;

(II)	one representative nominated by the TPG Investor Entities (as a group), provided they are entitled to appoint a Director under Clause 3.1;

(III)	one representative nominated by the KKR Investor, provided it is entitled to appoint a Director under Clause 3.1; and

(IV)	one representative nominated by REA, provided it is entitled to appoint a Director under Clause 3.1.

(d)

The Chairman of the Nominating Committee shall be appointed by either the TPG Investor Entities (as a group) or the KKR Investor (in each case, provided they are entitled to appoint a Director under Clause 3.1). Such appointment right will be rotated annually (or as otherwise agreed by the TPG Investor Entities (as a group) and the KKR Investor) between the TPG Investor Entities (as a group) and the KKR Investor, in the following order of rotation: the TPG Investor Entities (as a group), then the KKR Investor.

(e)	The Board or any two (2) members of the Nominating Committee may from time to time convene a meeting of the Nominating Committee.

(f)

The quorum necessary for the transaction of the business of the Nominating Committee shall be the presence in person, or by proxy, of at least the majority in number of the members of the Nominating Committee.

(g)	In the case of an equality of votes at any meeting of the Nominating Committee, the then chairman of the Nominating Committee shall be entitled to a second or casting vote.

(iii)	Remuneration Committee

(a)	A remuneration committee (the “Remuneration Committee”) to operate in accordance with the terms of reference of that committee as approved by the Board.

(b)	The Remuneration Committee shall comprise:

(I)	two independent Directors; and

(II)

one representative nominated by either the TPG Investor Entities (as a group) or the KKR Investor (in each case, provided they are entitled to appoint a Director under Clause 3.1). Such appointment right will be rotated annually (or as otherwise agreed by the TPG Investor Entities (as a group) and the KKR Investor) between the TPG Investor Entities (as a group) and the KKR Investor, in the following order of rotation: the TPG Investor Entities (as a group), then the KKR Investor.

(c)	The Chairman of the Remuneration Committee shall be an independent Director who is not a TPG Investor Director, KKR Investor Director or, REA Director.

(d)	The Board or any two (2) members of the Remuneration Committee may from time to time convene a meeting of the Remuneration Committee.

(e)

The quorum necessary for the transaction of the business of the Remuneration Committee shall be the presence in person, or by proxy, of at least a majority in number of the members of the Remuneration Committee.

3.11

Operations: The executive management team of the Company shall be responsible for the management and the day-to-day functions of the Company, subject to the supervision and direction of the Board, and the Board shall determine the general policies of the Company.

3.12	Directors’ Expenses and Insurance:

3.12.1

Expenses: All reasonable fees and expenses incurred by the Directors in connection with their attendance at Board meetings and in connection with the carrying out of their duties and obligations as Directors shall be borne by the Company in accordance with the Company’s policies on reimbursement, payment or otherwise of such fees and expenses for the time being.

3.12.2	D&O Insurance: The Company shall:

(i)	maintain appropriate directors’ and officers’ liability insurance for each Director with a reputable insurance company; and

(ii)

use commercially reasonable efforts to make such amendments to the terms of the relevant directors’ and officers’ liability insurance policy as may be reasonably requested from time to time by any Shareholder that is entitled to appoint a Director under Clause 3.

4.	General Meetings

4.1	Quorum and Voting:

4.1.1

Subject to Clause 4.2, unless longer notice is required by the Act, the Articles and/or any Applicable Law, each Shareholder shall be entitled to receive not less than 14 days’ written notice (or such shorter period of notice or no notice in respect of any particular meeting as may be agreed jointly by all the Shareholders) of all general meetings specifying the date, time and place of the meeting and the business to be transacted thereat.

4.1.2

Subject to Clause 4.2, the quorum at a general meeting of the Company necessary for the transaction of any business of the Company shall be one or more Shareholders holding at least a majority of the paid up voting share capital of the Company, present in person or by proxy or corporate representative. In the event that a general meeting of the Company duly convened cannot be held for lack of a quorum within half an hour from the time appointed for the meeting, the meeting shall be adjourned to a date falling within 30 days of the initial general meeting, at the same time and place, and at least 14 days’ notice shall be given to all Shareholders in relation to such adjourned meeting. Subject to Clause 4.2, the quorum for the adjourned meeting shall be one or more Shareholders holding at least a majority of the paid up voting share capital of the Company, present in person or by proxy or corporate representative. If, at the adjourned meeting, a quorum is not present within half an hour from the time appointed for such adjourned meeting, the meeting shall be dissolved.

4.1.3

Subject to any additional requirements specified by the Act, the Articles and Clauses 4.1.5 and 4.2 all resolutions of the Shareholders shall be adopted by a simple majority vote of the Shareholders present and voting on a poll, whether in person or by proxy or attorney, or in the case of a corporation or limited liability partnership, by a representative.

4.1.4

The Shareholders may participate in a general meeting by means of a conference telephone or a video conference telephone or similar communications equipment by which all persons participating in the meeting are able to hear and be heard by all other participants without the need for a Shareholder to be in the physical presence of another Shareholder(s) and participation in the meeting in this manner shall be deemed to constitute presence in person at such meeting. Subject to Clause 4.2, the Shareholders participating in any such meeting shall be counted in the quorum for such meeting and subject to there being a requisite quorum under Clause 4.1.2 at all times during such meeting, all resolutions agreed by the Shareholders in such meeting shall be deemed to be as effective as a resolution passed at a meeting in person of the Shareholders duly convened and held. A meeting conducted by means of a conference telephone or a video conference telephone or similar communications equipment as aforesaid is deemed to be held at the place agreed upon by the Shareholders attending the meeting, provided that at least one of the Shareholders present at the meeting was at that place for the duration of the meeting.

4.1.5

Subject to the provisions of the Act, compliance with the Articles and all Applicable Law and Clause 4.2, the Company may pass Shareholders’ resolutions by written means. If the requisite number of Shareholders holding a requisite majority of the Shares to pass the relevant type of resolution under whichever of this Agreement, the Articles or the Act, requires the highest majority have given the Company their formal agreement to the resolutions in accordance with the Act or otherwise by applicable law, then the resolution shall be as valid and effectual as if it had been passed at a general meeting of the Shareholders duly convened and held. Any such resolution may consist of several documents in like form, each signed by one or more Shareholders. The expressions “by written means” and “signed” include approval by any such Shareholder by facsimile, telefax, electronic mail or any form of electronic communication or electronic signature approved by the Directors for such purpose from time to time incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors.

4.2

Conflict of Interests: Notwithstanding anything to the contrary in this Agreement and subject to Clause 10.6, where any of the TPG Investor Entities or their Affiliates, the KKR Investor or its Affiliates and/or REA or its Affiliates:

4.2.1	has an interest in respect of any transaction, matter, contract or arrangement involving the Company or any Group Company (including but not limited to buying Shares);

4.2.2

is in a competitive situation with the Company or any Group Company (including, but not limited to, the proposed entry into of any contract or series of related contracts with a third party in excess of S$250,000 per annum or with respect to the acquisition or series of related acquisitions of any assets, business or shares in excess of S$2,000,000);

4.2.3	has any claim against or by the Company or any other Group Company; and/or

4.2.4	is in material non-compliance with its obligations under Clause 5, and, in the case of REA only, non-compliance with its obligations under Clause 6,

the Board (or the board of directors of the relevant Group Company) having resolved in a closed session in which they can exclude the TPG Director, the KKR Director and/or the REA Director (as the case may be), shall have the right to:

(a)

require that: (i) the TPG Investor Entities, the KKR Investor and/or REA (as the case may be) (the “Conflicted Shareholders”); and (ii) the Directors, committee members and/or Board Observers appointed by the Conflicted Shareholders:

(I)	recuse himself or themselves (as the case may be) from participating in, and abstain from voting on, all discussions and/or deliberations on such transaction, matter, contract or arrangement; and

(II)	be excluded from being counted in the quorum for meetings on such transaction, matter, contract or arrangement; and

(b)

restrict and/or limit the disclosure of any information to the Conflicted Shareholders in relation to such transaction, matter, contract or arrangement. The exclusion and restriction on information shall also permit the Board (or the board of directors of the relevant Group Company) to withhold from notices of meetings and/or redact from minutes of meetings any reference to and details of such transaction, matter, contract or arrangement.

5.	Transfer of Securities

5.1	Restriction on Transfer

5.1.1

Unless required by Applicable Law and/or any other written agreements among the Parties, subject to Clauses 5.2, 5.5 and 5.6, each of the Shareholder Parties shall be entitled to Transfer all or any part of their Shares and/or Warrants (along with any right attached thereto save for the Investor Personal Rights and save as set out in Clause 5.3.4) and/or any other securities which are issued by the Company from time to time (together, “Securities”) at any time, and such Transfer shall not be subject to the consent of any other Shareholder or any restrictions whatsoever. For the avoidance of doubt, subject to Applicable Law, nothing in this Clause 5 shall restrict or prohibit the acquisition by any Shareholder Party of Securities, whether by way of on-market acquisitions, off-market acquisitions or otherwise.

5.1.2	The Company shall not approve or register any Transfer of Securities unless:

(i)	it is effected in accordance with this Clause 5; and

(ii)

the transferee of the Securities, if not already a Party, has executed a Joinder Agreement (provided always that a third party transferee of Securities other than Shares from any Shareholder Party shall adhere to this Agreement as a Shareholder and not have the benefit of the Investor Personal Rights or the rights under Clause 5.3 (save as set out in Clause 5.3.4)) in accordance with Clause 5.5 (unless such Transfer results in a termination of this Agreement in accordance with Clause 9); provided however, that no such execution of a Joinder Agreement shall be required for any Transfer of Securities effected in the open market pursuant to an effective resale registration statement or an applicable exemption from registration under U.S. securities laws.

5.1.3	Any proposed Transfer that does not satisfy the other requirements of this Clause 5 shall be void.

5.2	REA ROFO in a Drag Sale:

5.2.1

If any Shareholder Party that constitutes a Major Shareholder (other than REA) whether acting alone or together with other Shareholder Parties that constitute Major Shareholders (each, a “Drag Sale Transferor”) either: (a) receives (x) any bona fide binding offer; or (y) any bona fide indicative offer, in each case, from a prospective Purchaser or Purchasers for such Shareholder Party’s Securities; or (b) desires (in one or through a series of transactions) to Transfer any of its Securities (without having solicited or being in receipt of an indicative or binding offer) or any interest therein to a Purchaser or Purchasers and, in connection with such offer or desire to Transfer, such Drag Sale Transferor intends, or is reasonably likely, to initiate a Drag Sale pursuant to Clause 5.3 and provided always that Clause 5.3.1(iii) has been, or will be, satisfied prior to completion of the Drag Sale, the Drag Sale Transferor shall give to REA notice in writing of such intention (a “ROFO Notice”), which notice shall:

(i)	specify the date of despatch of the ROFO Notice (the “ROFO Notice Despatch Date”); and

(ii)	certify that:

(a)	the ROFO Notice has been delivered to REA as a result of the Drag Sale Transferor either:

(I)	having received for its Securities from a prospective Purchaser or Purchasers (as applicable):

(A)	any bona fide arm’s length binding offer; or

(B)	any bona fide arm’s length indicative offer; or

(II)

desiring (in one or through a series of transactions) to Transfer any of its Securities (without having solicited or being in receipt of an indicative or binding offer) or any interest therein to a Purchaser or Purchasers; and, in each case;

(b)	the Drag Sale Transferor intends to, or is reasonably likely to, initiate a Drag Sale pursuant to Clause 5.3; and

(c)	Clause 5.3.1(iii) has been, or will be, satisfied prior to completion of the Drag Sale; and

(iii)

specify which of the other Shareholders (other than REA and the ROFO Drag-Along Shareholders) have either provided their approval prior to the ROFO Notice Despatch Date, or are reasonably expected to provide their approval, in respect of the relevant Drag Sale pursuant to Clause 5.3.1(iii) (the “Public Supporting Shareholders”).

5.2.2

REA may, within 45 days of the ROFO Notice Despatch Date (the “ROFO Notice Period”) exercise its right to make an offer for all (but not less than all) of the Securities held by all Shareholder Parties (other than REA) (the “ROFO Securities”) and, subject to Clause 5.2.4, the Public Shareholder ROFO Securities (if any) by serving a notice in writing (a “ROFO Application”) to the Drag Sale Transferor specifying the price per Security (where applicable, the price per Warrant shall be specified as the price per Share less the Exercise Price (as defined in the terms and conditions of the Warrants) of a Warrant) that it is willing to pay for all (but not less than all) of the ROFO Securities and, subject to Clause 5.2.4, the Public Shareholder ROFO Securities (if any) (the “ROFO Application Price”). For the avoidance of doubt, any ROFO Application shall be unconditional other than with respect to any mandatory anti-trust or other regulatory consents under Applicable Law.

5.2.3

A ROFO Application shall not be revocable unless the Drag Sale Transferor rejects, or is deemed to have rejected, the offer set out in the ROFO Application, in which case the ROFO Application shall automatically and immediately be deemed to have been validly revoked and the offer contained therein not capable of acceptance.

5.2.4

(i)

Upon receipt of a ROFO Application, the Drag Sale Transferor shall promptly, and, in any case, within 3 Business Days, give notice to all the Public Supporting Shareholders, which notice shall specify the ROFO Application Price (the “Public Shareholder ROFO Notice”).

(ii)

If the Drag Sale Transferor accepts REA’s ROFO Application in accordance with Clause 5.2.5, each Public Supporting Shareholder shall have the right to sell all (but not less than all) of the Securities held by such Public Supporting Shareholder (the “Public Shareholder ROFO Securities”) to REA (the “Public Shareholder ROFO Right”). For the avoidance of doubt:

(a)	the Public Shareholder ROFO Right shall be personal to and non-transferable by the Public Supporting Shareholders; and

(b)

if the Drag Sale Transferor does not accept, or is deemed to have rejected, the offer made by REA in its ROFO Application pursuant to the provisions of Clause 5.2.5 there shall be no Public Shareholder ROFO Right.

(iii)

If a Public Supporting Shareholder wishes to exercise its Public Shareholder ROFO Right, the Public Supporting Shareholder shall inform REA and the Drag Sale Transferor by written notice (the “Public Shareholder ROFO Participation Notice”) within 10 days of the Public Shareholder ROFO Notice (the “Public Shareholder ROFO Response Period”).

5.2.5

The Drag Sale Transferor may, within 10 days of the end of the Public Shareholder ROFO Response Period (or such longer period as may be agreed in writing by the Drag Sale Transferor and REA) (in each case, the “ROFO Response Expiration Date”), by written notice to REA, confirm if the Drag Sale Transferor accepts or rejects REA’s ROFO Application (the “ROFO Response Notice”). It is acknowledged and agreed that: (a) the Drag Sale Transferor shall not be obliged to accept the offer made by REA in the ROFO Application; and (b) if no ROFO Response Notice is sent by the Drag Sale Transferor by the end of the ROFO Response Expiration Date, the Drag Sale Transferor shall be deemed to have rejected REA’s ROFO Application, and such ROFO Application shall then be automatically revoked pursuant to Clause 5.2.3.

5.2.6

If the Drag Sale Transferor has notified REA of its acceptance of REA’s ROFO Application on or before the ROFO Response Expiration Date (a “ROFO Acceptance Notice”), the Drag Sale Transferor shall be required, within three Business Days of such notice, to inform all other Shareholder Parties (other than REA) (the “ROFO Drag-Along Shareholders”) and all Public Supporting Shareholders that have delivered a Public Shareholder ROFO Participation Notice within the Public Shareholder ROFO Response Period by sending a notice requiring all the ROFO Drag-Along Shareholders and Public Supporting Shareholders that have delivered a Public Shareholder ROFO Participation Notice within the Public Shareholder ROFO Response Period to transfer all their Securities to REA at the price per Security specified in the ROFO Application Notice (the “ROFO Drag-Along Notice”).

5.2.7

Upon delivery of the ROFO Drag-Along Notice by the Drag Sale Transferor in accordance with Clause 5.2.6, the Drag Sale Transferor, the ROFO Drag-Along Shareholders and the Public Supporting Shareholders that have delivered a Public Shareholder ROFO Participation Notice within the Public Shareholder ROFO Response Period shall be irrevocably obligated to transfer all of the Securities each such Shareholder holds to REA, and to execute, acknowledge and deliver all consents, assignments, waivers and other documents and/or agreements, appear at any meeting of the Shareholders (and at any adjournment or postponement thereof) for purposes of establishing a quorum and vote or cause to be voted its Securities in person or by proxy, and perform such action as necessary to give effect to the transfer described under the ROFO Drag-Along Notice within 15 days from the date of the ROFO Acceptance Notice, provided that a failure by a Public Supporting Shareholder to transfer its Securities to REA shall not relieve or discharge the Drag Sale Transferor, the ROFO Drag-Along Shareholders or the other Public Supporting Shareholders from transferring their respective Securities to REA or REA from purchasing such Securities. REA shall be irrevocably obligated to purchase such ROFO Securities, and the Public Shareholder ROFO Securities (if any), against the receipt by the Company’s company secretary or transfer agent, as applicable of duly executed transfer forms or other applicable instrument of transfer, together with any relevant share certificates or affidavits for lost share certificates in respect of the ROFO Securities or the Public Shareholder ROFO Securities (if any) from the Drag Sale Transferor, the ROFO Drag-Along Shareholders and the Public Supporting Shareholders that have delivered a Public Shareholder ROFO Participation Notice within the Public Shareholder ROFO Response Period. The definitive sale and purchase agreement for the sale of the ROFO Securities and the Public Shareholder ROFO Securities (if any) shall not contain any representations or warranties by (or restrictive covenants on) the Drag Sale Transferor, the ROFO Drag-Along Shareholders and the Public Supporting Shareholders that have delivered a Public Shareholder ROFO Participation Notice within the Public Shareholder ROFO Response Period other than, on a several and proportionate basis with respect to the ROFO Securities and the Public Shareholder ROFO Securities (if any) being sold, representations and warranties with respect to:

(i)	its authority and capacity to execute the relevant transfer documents and to transfer the ROFO Securities or the Public Shareholder ROFO Securities (if any); and

(ii)	its title to the ROFO Securities or the Public Shareholder ROFO Securities (if any), free of Encumbrances.

5.2.8	If:

(i)	REA does not submit a ROFO Application within the ROFO Notice Period;

(ii)	REA submits a ROFO Application which is materially non-compliant with the provisions of this Clause 5.2;

(iii)	the Drag Sale Transferor does not accept or is deemed to have rejected the offer made by REA in its ROFO Application pursuant to the provisions of this Clause 5.2; or

(iv)	the Drag Sale Transferor has accepted the offer made by REA in its ROFO Application but:

(a)

REA has not acted in good faith or used reasonable endeavours to execute a definitive sale and purchase or other agreement with the Drag Sale Transferor, all the ROFO Drag-Along Shareholders and all the Public Supporting Shareholders that have delivered a Public Shareholder ROFO Participation Notice within the Public Shareholder ROFO Response Period that reflects the terms set out in Clause 5.2.6, or otherwise to complete the transfer of the relevant Securities as a result of REA’s fault, act or omission, within 15 days (or such longer period as may be agreed between the Drag Sale Transferor and REA) of the ROFO Response Expiration Date (the “ROFO Signing Deadline”); or

(b)

such sale and purchase has not completed, as a result of REA’s fault, act or omission, by the latest of: (i) 30 days of the date of such agreement; (ii) 7 days from receipt of the regulatory approvals (if any) required to be obtained by REA under Applicable Law, the Drag Sale Transferor and/or any of the ROFO Drag-Along Shareholders or the relevant Public Supporting Shareholders in relation to the sale and purchase of the Securities; and (iii) such other date agreed in writing between the Drag Sale Transferor and REA (the “ROFO Completion Deadline”),

((a) and (b) being a “REA ROFO Default”),

for a period of 9 months (or 12 months where there is a REA ROFO Default) following, the latest of the following (where applicable): (i) the date of expiry of the ROFO Notice Period; (ii) the ROFO Response Expiration Date; (iii) the date of the ROFO Response Notice; (iv) the ROFO Signing Deadline; and (v) the ROFO Completion Deadline (the “ROFO Third Party Transfer Period”), the Drag Sale Transferor may, subject to compliance with Clause 5.2.9, exercise its rights pursuant to, and in accordance with, Clause 5.3 to require the Drag-Along Shareholders to Transfer all of their Securities to a Purchaser, with the price determined in accordance with Clause 5.3.1. In the event that a Drag Sale is not completed within the ROFO Third Party Transfer Period, any Drag Sale contemplated by the Drag Sale Transferor shall be subject to and conditional upon compliance with the foregoing provisions of this Clause 5.2.

5.2.9

During the ROFO Third Party Transfer Period, unless there has been a REA ROFO Default, the Drag Sale Transferor shall, or, to the extent the Company has agreed to conduct a sale process on behalf of the Drag Sale Transferor, shall take all Necessary Action to procure that the Company shall, invite REA to participate in any formal / mandated sale process conducted by the Drag Sale Transferor or the Company on the same terms as are applicable to all other prospective buyers/bidders in such process and shall subject to Applicable Laws (including, without limitation, applicable listing and insider trading rules):

(i)	if REA submits a bid in connection with the sales process, treat REA no less favourably than other prospective buyers/bidders; and

(ii)	give REA an opportunity to submit a bid at the same time as all other prospective buyers/bidders in such process,

provided, always, in respect of each of sub-clauses (i) and (ii),

(a)	REA will not be provided with the identity of any prospective buyer(s)/bidder(s) or the terms of any bids submitted by them;

(b)	REA’s nominated director shall be required to recuse himself or herself from any board level discussions relating to such sales process; and

(c)

during the ROFO Third Party Transfer Period, neither the Drag Sale Transferor nor the Company (to the extent applicable) shall be: (x) under any obligation to: (1) accept any bid from REA; or (2) invite REA to participate in the second stage of any such sales process if the indicative offer from REA is not sufficiently competitive; or (y) prevented from granting another bidder exclusivity during such period.

5.3	Drag-Along Right

5.3.1	Drag Sale: Subject to and without prejudice to the provisions of this Clause 5.3, in the event that:

(i)

one or more Shareholder Party that constitutes a Major Shareholder (a “Dragging Shareholder” or “Dragging Shareholders”) intends to Transfer all of its / their Securities to a Purchaser (in a single Transfer or series of related Transfers);

(ii)

the procedure in Clause 5.2 has been complied with, and such Shareholder Party and the Drag-Along Shareholders are not required to Transfer all of their Securities to REA pursuant to such Clause (including where the Drag Sale Transferor declines to accept an offer from REA pursuant to Clause 5.2.8(iii)); and

(iii)

such Transfer (or series of related Transfers) (“Drag Sale”) has been approved as a “Drag Sale” by the holders of not less than 50 per cent. of the Shares then in issue (including for the avoidance of doubt, Shareholders who are not Shareholder Parties), then, subject to Applicable Law, such Dragging Shareholder(s) shall have the right, subject to the provisions of this Clause 5.3, to require all of the other Shareholder Parties (the “Drag-Along Shareholders”) to Transfer all (and not just some only) of their Securities to the Purchaser on the same terms and conditions as those between the Dragging Shareholder(s) and the Purchaser, and to execute, acknowledge and deliver all consents, assignments, waivers and other documents and/or agreements, appear at any meeting of the Shareholders (and at any adjournment or postponement thereof) for purposes of establishing a quorum and vote or cause to be voted its Securities in person or by proxy, and perform such action as necessary to give effect to such Transfer provided that REA: (x) may, in its sole discretion, voluntarily participate in the Drag Sale, if the price per Security to be received by REA in such Drag Sale will be less than the REA Floor Price; or (y) shall be required to participate in the Drag Sale: (1) if REA does not submit a ROFO Application within the ROFO Notice Period or there has been a REA ROFO Default, if the price per Security to be received by REA in such Drag Sale will not be less than the REA Entry Price; or (2) if REA has submitted a ROFO Application within the ROFO Notice Period but such ROFO Application is rejected in accordance with Clause 5.2.3 if the price per Security to be received by REA in such Drag Sale will not be less than the REA Floor Price.

For avoidance of doubt, a Drag Sale and/or the resulting Transfers by Drag-Along Shareholders may be implemented by various transaction structures, including a scheme of arrangement, in the discretion of the Dragging Shareholders.

5.3.2	Drag Notice: The Dragging Shareholder(s) shall inform the Drag-Along Shareholders in writing of:

(i)	the identity of the Purchaser;

(ii)	the price per Security (where applicable, the price per Warrant shall be specified as the price per Share less the Exercise Price (as defined in the terms and conditions of the Warrants); and

(iii)	a confirmation of the material terms and conditions,

applicable to the Transfer as soon as possible after the approval of a Drag Sale (a “Drag Notice”).

5.3.3	Drag Sale Completion:

(i)

Completion of the Transfers of the Drag-Along Shareholders’ Securities in respect of which the Drag Notice has been issued shall take place simultaneously with the Transfer of the Securities of the Dragging Shareholder(s), which shall take place by the latest of: (i) 60 days from the date of the Drag Notice; (ii) 7 days from receipt of the regulatory approvals (if any) required to be obtained by the Dragging Shareholder(s) or the Purchaser in relation to the Drag Sale under Applicable Law; and (iii) such other date agreed in writing between the Dragging Shareholder(s) and the Purchaser.

(ii)

The definitive agreement for the Transfer of the Drag-Along Shareholders’ Securities shall not contain any representations and warranties by (or restrictive covenants on) the Drag-Along Shareholders other than, on a several and proportionate basis with respect to the Securities being sold, representations and warranties by each Drag-Along Shareholder as to itself with respect to:

(a)	its authority and capacity to execute the relevant transfer documents and to transfer its portion of the Securities; and

(b)	its title to the Securities, free from Encumbrances.

(iii)

A Drag-Along Shareholder shall have the option, exercisable by written notice to the Dragging Shareholder(s) and the Company within five days after the date of the Drag Notice, to elect for cash as consideration (“Cash Consideration”) for its Securities, in the event that the consideration offered by the Purchaser is in the form of Alternative Consideration. Where such an option is not made available by the Purchaser, the Dragging Shareholder(s) shall, on a pro-rata basis according to the portion of their Securities being sold, within five Business Days following completion of the sale of the Drag-Along Shareholder’s Securities, purchase the Alternative Consideration received by such Drag-Along Shareholder by paying the Cash Consideration to the Drag-Along Shareholder. The amount of the Cash Consideration payable to the Drag-Along Shareholder(s) pursuant to this Clause 5.3.3(iii) shall be equal to the Fair Market Value of the Alternative Consideration.

5.3.4

Non-Transferability of Rights upon a Drag-Along: The rights under Clause 5.3 are personal to and non-transferable by the Shareholder Parties that are Major Shareholders as of the date of this Agreement (the “Existing Major Shareholders”) and shall not be applicable to any Purchaser that acquires Securities from any Existing Major Shareholder and subsequently qualifies as a “Major Shareholder” for the purposes of this Agreement. Notwithstanding the foregoing, such Purchaser shall be entitled to vote its Securities in favour of a Drag Sale in accordance with Clause 5.3.1(iii).

5.4	Power of Attorney

5.4.1

Appointment of Attorney: As security for the performance of its obligations under this Clause 5, and in the case of REA only, Clause 6, each TPG Investor Entity, the KKR Investor and REA (each an “Appointing Shareholder”) irrevocably and unconditionally appoints the Company, acting through the Board of Directors as its lawful attorney (an “Attorney”) with full power (whether alone or together with one or more other Attorneys) to, in the event of the Appointing Shareholder’s material non-compliance with its obligations under this Clause 5, and, in the case of REA only, Clause 6:

(i)

execute, deliver and take on an Appointing Shareholder’s behalf and in the name of an Appointing Shareholder or the Attorney (as the Attorney may decide) all deeds, documents and steps necessary for effecting the Transfer, conversion, exchange or other disposition of the Appointing Shareholder’s Securities as contemplated in the foregoing provisions of this Clause 5 or, in the case of REA only, Clause 6.6.2; and

(ii)

where applicable, register the name of the Purchaser or Shareholder(s) concerned as the holder of the Securities of the Appointing Shareholder transferred to such Purchaser or Shareholder(s) pursuant to the foregoing provisions of this Clause 5 or, in the case of REA only, Clause 6.6.2 (including issuing to such Purchaser or Shareholder(s) a book-entry position or certificate, as applicable, for such Securities on the register of members of the Company).

5.4.2

Company and Attorney’s Indemnity: Each of the Appointing Shareholders agrees to hold the Company and the Attorney harmless and indemnify and keep the Company and the Attorney indemnified from and against all and any Losses incurred or suffered by the Company or the Attorney, as the case may be, as a result of its taking any steps for the registration of the Purchaser or Shareholder(s) concerned as the holder of the Securities of the Appointing Shareholder transferred to the Purchaser or Shareholder(s) concerned where the Attorney has acted in accordance with the foregoing provisions of this Clause 5 or, in the case of REA only, Clause 6.6.2.

5.5

Joinder: Notwithstanding any provision in Clause 5.1 through to Clause 5.3, it shall be a condition precedent to the right of any Shareholder Party (the “Transferring Shareholder”) to Transfer Shares (other than any permitted transfer of securities effected on a securities exchange or through an underwritten offering where the Securities are transferred to holders without restriction on transfer pursuant to U.S. securities laws) to any person (the “Transferee”) (including a Transfer pursuant to the foregoing provisions of this Clause 5) that the Transferee, if not already bound by the provisions of this Agreement, execute a Joinder Agreement, as modified, if applicable, with the consent of the majority of the Shareholder Parties that constitute Major Shareholders, each acting reasonably and in good faith, under which the Transferee shall agree to be bound by, and shall be entitled to the benefit of, all the rights under this Agreement except for the Investor Personal Rights and save as set out in Clause 5.3.4) as if it were an original party hereto either (i) in place of the Transferring Shareholder, or (ii) where such Transferring Shareholder remains a Shareholder following such Transfer, in addition to, the Transferring Shareholder, unless, in each case, such Transfer results in a termination of this Agreement in accordance with Clause 9).

5.6	Other provisions relating to Transfers of shares

5.6.1

In the event there is a change of control of any Shareholder Party, such Shareholder Party shall cease to be entitled to receive benefits to and to enforce such rights that are personal to, and non-transferrable by such Shareholder Party, under this Agreement including the Investor Personal Rights (if applicable) and save as set out in Clause 5.3.4.

5.6.2

For the purposes of Clause 5.6.1, “change of control” means, in respect of a Shareholder Party that constitutes a Major Shareholder: (a) any sale, transfer or other disposition of voting securities, in a single transaction or series of related transactions, as a result of which a third party acquires more than 50 per cent. of the voting securities in such Shareholder Party; (b) a sale, transfer, exclusive licensing or other disposition, in a single transaction or series of related transactions, of more than 50 per cent. of such Shareholder Party’s assets, including assets that are not and cannot be part of the asset side of the balance sheet, to a third party; (c) a merger or any reorganisation whereby such Shareholder Party is not the surviving entity (unless the holders of the share capital of such Shareholder Party immediately prior to such event continue to hold more than 50 per cent. of the voting and economic interest of the surviving entity following such event); or (d) any other transaction resulting in a change of control of such Shareholder Party (as used in this sub-clause (d), the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract or otherwise), in each case, subject to Clauses 5.6.3 and 5.6.4.

5.6.3

Notwithstanding any provision to the contrary herein, and for so long as the securities of REA Listco are listed on a recognised stock exchange, where any person who, as at the date of this Agreement controls REA Listco and, after the date of this Agreement, ceases to control REA Listco, or any person who, as at the date of this Agreement does not control REA Listco and, after the date of this Agreement, gains control of REA Listco, this shall not constitute a “change of control” of REA in its capacity as a Major Shareholder for the purposes of Clause 5.6.1. For the purposes of this Clause 5.6.3 the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, (whether through ownership of voting securities, by contract or otherwise). For the avoidance of doubt, if the securities of REA Listco are no longer listed on a recognised stock exchange, then this Clause 5.6.3 shall no longer apply and, in the event that REA Listco is subsequently subject to a “change of control” (as defined in Clause 5.6.2 applying mutatis mutandis), then this shall constitute a “change of control” of REA in its capacity as a Major Shareholder for the purposes of Clause 5.6.1.

5.6.4

Notwithstanding any provision to the contrary herein, where a Shareholder Party that constitutes a Major Shareholder is an investment fund, limited partnership or any other collective investment vehicle (including, for the avoidance of doubt, the TPG Investor Entities and the KKR Investor) (a “Fund Investor”), a “change of control” event for the purposes of Clause 5.6.1 shall only be considered to have occurred if such Fund Investor ceases to be, directly or indirectly controlled, managed and/or advised by (i) its investment manager and/or general partner as of the date of this Agreement; or (ii) an investment manager, general partner or other entity that is an Affiliate of its existing investment manager and/or general partner.

6.	Future Activities and undertakings

6.1	Non-Competition

6.1.1	REA

Subject to Clause 6.7, each of REA and REA Listco shall not, and shall procure that each of their respective Subsidiaries shall not (x) for so long as either the TPG Investor Entities (as a group) and/or their Affiliates or the KKR Investor and/or its Affiliates hold more than 15 per cent of the issued share capital of the Company or, if earlier, (y) until the date falling 18 months after the date REA ceases to be a Shareholder, carry on, be engaged in or own shares or securities in an entity that carries on or is engaged in, directly or indirectly:

(i)

the provision of internet based platforms for: (a) persons or companies interested, for commercial or for private purposes, in selling, acquiring, renting or leasing real estate, or generalist classifieds including real estate, and (b) comparing and securing property loans and personal finance related to a property transaction for private consumers and business; or

(ii)	the provision of online mortgage, insurance, data and/or analytics software to the property industry or to businesses that operate in, or consumers of such services within, the property industry,

in each case, in any of the Restricted Territories (the “REA Restricted Business”).

6.1.2	NWS Group

Subject to Clause 6.7, REA and REA Listco shall procure that the NWS Group shall not, (x) for so long as either the TPG Investor Entities (as a group) and/or their Affiliates or the KKR Investor and/or its Affiliates hold more than 15 per cent of the issued share capital of the Company or, if earlier, (y) until the date falling 18 months after the date REA ceases to be a Shareholder, carry on, be engaged in or own shares or securities in an entity that carries on or is engaged in, directly or indirectly, the provision of online real estate classifieds, real estate mortgage and real estate insurance services and/or analytics software specifically designed for and targeting the real estate industry or individual real estate buyers in any of the Restricted Territories (the “NWS Restricted Business”)

6.1.3	Clause 6.1.1 shall not exclude or restrict:

(i)

REA, REA Listco or any of their respective Subsidiaries from holding, directly or indirectly, less than 5 per cent. of the issued shares or debentures of any company listed on any stock exchange and provided that REA, REA Listco and their respective Subsidiaries do not have a board seat or any governance rights in relation to such company;

(ii)

REA, REA Listco or any of their respective Subsidiaries from holding passive financial investments or instruments that only provide economic exposure to any of the Restricted Territories (including any real estate business activities);

(iii)

REA, REA Listco or any of their respective Subsidiaries from, directly or indirectly, possessing an interest in or being engaged in a business that is targeted outside of the Restricted Territories, but whose prospective or existing customers may access the business’ services from inside any of the Restricted Territories;

(iv)	REA’s, REA Listco’s or any of their respective Subsidiaries’ operations outside of the Restricted Territories; or

(v)

REA, REA Listco and each of their respective Subsidiaries, acquiring all or any portion of any business or entity (an “Acquired Entity”), whether through the acquisition of shares or assets or through merger, joint venture or other structure, that includes or operates any REA Restricted Business, provided that:

(a)	such REA Restricted Business constitutes less than 10 per cent. of the revenue of the Acquired Entity at and following the acquisition; or

(b)

in the event such REA Restricted Business constitutes 10 per cent. or more of the revenue of the Acquired Entity, either at the time of the acquisition or at such later date (due to growth of the REA Restricted Business or a decline in revenue of other aspects of the Acquired Entity’s business), the relevant purchaser has, within the Restricted Business Divestment Period, completed a Restricted Business Divestment.

6.1.4	Clause 6.1.2 shall not exclude or restrict:

(i)

the NWS Group from holding, directly or indirectly, less than 5 per cent. of the issued shares or debentures of any company listed on any stock exchange and provided that none of the members of the NWS Group have a board seat or any governance rights in relation to such company;

(ii)	the NWS Group from holding passive financial investments or instruments that only provide economic exposure to any of the Restricted Territories (including any real estate business activities);

(iii)

the NWS Group from, directly or indirectly, possessing an interest in or being engaged in a business that is targeted outside of the Restricted Territories, but whose prospective or existing customers may access the business’ services from inside any of the Restricted Territories;

(iv)	the NWS Group’s operations outside of the Restricted Territories;

(v)

The NWS Group’s existing businesses or the operations of Dow Jones or Investors Business Daily, including without limitation Dow Jones’s professional information business (including Factiva, Dow Jones Risk & Compliance, and Dow Jones Newswires) or consumer business (including The Wall Street Journal, Barron’s, MarketWatch or Mansion Global); or

(vi)

the NWS Group from acquiring all or any portion of any Acquired Entity, whether through the acquisition of shares or assets or through merger, joint venture or other structure, that includes or operates any NWS Restricted Business, provided that:

(a)	such NWS Restricted Business constitutes less than 10 per cent. of the revenue of the Acquired Entity at and following the acquisition; or

(b)

in the event such NWS Restricted Business constitutes 10 per cent. or more of the revenue of the Acquired Entity, either at the time of the acquisition or at such later date (due to growth of the NWS Restricted Business or a decline in revenue of other aspects of the Acquired Entity’s business), the relevant member of the NWS Group has within the Restricted Business Divestment Period completed a Restricted Business Divestment.

6.1.5

Each of REA and REA Listco undertakes to notify the Company, the TPG Investor Entities and the KKR Investor promptly, and, in any case, within three Business Days, of becoming aware that any REA Restricted Business or NWS Restricted Business (as applicable) constitutes 10 per cent. or more of the revenue of any Acquired Entity. For the purpose of ensuring compliance with this Clause 6.1.5, the Company, the TPG Investor Entities and/or the KKR Investor may, from time to time, if they have reasonable grounds for doing so, request REA provide to them such information as they may reasonably request from time to time to evidence that the restriction on any REA Restricted Business or NWS Restricted Business (as applicable) constituting less than 10 per cent. of the revenue of any Acquired Entity is being complied with. For the avoidance of doubt, nothing in this Clause 6.1.5, shall require REA to provide any non-public price sensitive information, violate the terms of any non-disclosure agreement or divulge any information that is subject to attorney-client privilege, provided that REA has certified the existence of such restrictions to the Company, the TPG Investor Entities and the KKR Investor.

6.1.6	For the purpose of this Clause 6.1:

(i)

“Restricted Business Divestment” means the divestment of all or some of the REA Restricted Business or NWS Restricted Business (as applicable) of the Acquired Entity as is necessary to ensure that the remaining REA Restricted Business or NWS Restricted Business of such Acquired Entity following the divestment either: (x) constitutes less than 10 per cent. of the revenue of such Acquired Entity or (y) no longer falls within the definition of REA Restricted Business or NWS Restricted Business (as applicable);

(ii)

“Restricted Business Divestment Period” means the period of 12 months from the date on which REA and/or REA Listco becomes (or ought to have become) aware that any REA Restricted Business or NWS Restricted Business (as applicable) constitutes 10 per cent. or more of the revenue of any Acquired Entity (the “Restricted Business Divestment Period”), and provided that if reasonably requested, REA provides evidence in a form reasonably satisfactory to the Company, the TPG Investor Entities and the KKR Investor (having regard to the existence of confidentiality or disclosure restrictions) to demonstrate that:

(a)	there has been reasonable progress towards the Restricted Business Divestment in the 6 months after the commencement of the Restricted Business Divestment Period; and

(b)

it has a reasonable belief that the Restricted Business Divestment will be completed within the Restricted Business Divestment Period or definitive agreements relating to the Restricted Business Divestment have been executed and the Restricted Business Divestment will be completed in a reasonable time period after the Restricted Business Divestment Period upon obtaining relevant regulatory consents, neither REA nor REA Listco shall be deemed to have breached this Clause 6.1; and

(iii)	“Restricted Territories” means: Brunei, Cambodia, Indonesia, Laos, Malaysia, Myanmar, the Philippines, Singapore, Thailand, and Vietnam.

6.2	Non-Solicitation:

6.2.1

Each of REA and REA Listco shall not, and shall procure that each of their respective Subsidiaries shall not, (x) for so long as either the TPG Investor Entities (as a group) and/or their Affiliates or the KKR Investor and/or its Affiliates hold more than 15 per cent of the issued share capital of the Company or, if earlier, (y) until the date falling 1 year after the date REA ceases to be a Shareholder, make any offer of employment to, enter into a contract for the services of, attempt to solicit, entice away or contact with a view to the engagement or employment: (i) the CEO of the Company; (ii) any senior management level employee, director or officer of any Group Company, in each case, who reports directly to the CEO of the Company (the “CEO Direct Reports”); (iii) any person who was a CEO Direct Report within the previous twelve-month period (the “Ex-CEO Direct Reports”); (iv) any other senior management level employee, director or officer of any Group Company (the “CEO Indirect Reports”); or (v) any person who was a CEO Indirect Report within the previous twelve-month period.

6.2.2

Each of REA and REA Listco shall procure that the NWS Group shall not, (x) for so long as either the TPG Investor Entities (as a group) and/or their Affiliates or the KKR Investor and/or its Affiliates hold more than 15 per cent of the issued share capital of the Company or, if earlier, (y) until the date falling 1 year after the date REA ceases to be a Shareholder, make any offer of employment to, enter into a contract for the services of, attempt to solicit, entice away or contact with a view to the engagement or employment: (i) the CEO of the Company; (ii) CEO Direct Reports; or (iii) Ex-CEO Direct Reports.

6.2.3

The restriction in this Clause 6.2 shall not apply where any such person responds to a recruitment listing or advertisement, approaches (i) REA or REA Listco or any of their respective Subsidiaries or (ii) any member of the NWS Group with an application for employment, or applies for a position in REA or REA Listco or any of their respective Subsidiaries or the NWS Group in response to a general search mandate given to a recruitment consultant.

6.3

Severance: Each and every obligation under Clauses 6.1 and 6.2 shall be treated as a separate obligation and shall be severally enforceable as such. In the event of any obligation or obligations being or becoming unenforceable in whole or in part such part or parts as are unenforceable shall be deleted from this Clause 6 and any such deletion shall not affect the enforceability of all such parts of this Clause 6 as remain not so deleted.

6.4

Modifications to Restrictions: While each Shareholder and REA Listco acknowledges that the restrictions contained in Clauses 6.1 and 6.2 are reasonable in all the circumstances it is recognised that restrictions of the nature in question may fail for technical reasons unforeseen and accordingly, it is hereby agreed and declared that if any of such restrictions shall be adjudged to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of the Company and/or the Group but would be valid if part of the wording thereof were deleted or the periods thereof reduced or the range of activities or area dealt with thereby reduced in scope, the said restriction shall apply with such modifications as may be necessary to make it valid and effective.

6.5

Injunctive Relief: Each of REA and REA Listco acknowledge that a breach of this Clause 8 may immediately and irreparably harm the Company, the Group, the TPG Investor Entities and/or the KKR Investor and as such, each of REA and REA Listco consent to permit the Company, the Group, the TPG Investor Entities and/or the KKR Investor to apply for a grant of temporary and permanent injunctive relief against such breach and any further breach. The foregoing is without prejudice to the Company’s, the Group’s, the TPG Investor Entities and/or KKR Investor’s right to claim for damages caused to it as a result of the said breach and any other remedy available at law or in equity.

6.6	Consequences of a REA Breach: REA agrees that:

6.6.1

In the event that REA, REA Listco, or any of their respective Subsidiaries (as applicable) or the NWS Group has breached Clauses 6.1 or 6.2, REA shall cease to be entitled to receive benefits and to enforce its rights under Clauses 3.1.3, 3.2.2, 3.10.2, 5.2 and 5.3.4 of this Agreement until such time as the relevant breach is remedied by REA, REA Listco, or any of their respective Subsidiaries (as applicable) or the NWS Group to the reasonable satisfaction of the Company, the TPG Investor Entities and the KKR Investor.

6.6.2	without prejudice and in addition to Clause 6.6.1, in the event that:

(i)

it has been determined by a final award by an arbitral tribunal appointed pursuant to Clause 10.19 that REA, REA Listco, or any of their respective Subsidiaries (as applicable) or the NWS Group has committed a breach of Clause 6.1; or

(ii)

it has been determined by a final award by an arbitral tribunal appointed pursuant to Clause 10.19 that REA, REA Listco or any of their respective Subsidiaries (as applicable) or the NWS Group has committed a breach of Clause 6.2 in respect of: (x) the CEO of the Company; (y) a CEO Direct Report; or (z) an Ex-CEO Direct Report,

and such breach has not been remedied within a period of three months following the final award to the reasonable satisfaction of the Company, the TPG Investor Entities and the KKR Investor, the KKR Investor and the TPG Investor Entities shall have the right, for the period of three months following such date (“Curing Period”), by written notice and exercisable on a single occasion (“Sale Notice”), to require REA to sell all of its Shares to the other Shareholder Parties that constitute Major Shareholders (in (as nearly as may be) their respective shareholding proportion or such other proportions as may be agreed between them) at a price per Share equal to 90 per cent. of the volume weighted average daily closing price (VWAP) of the Shares on the relevant securities exchange over the Curing Period, as reported by Reuters, and this right shall automatically lapse if such right is not exercised by the end of the Curing Period.

6.7

Survival of Obligations: Notwithstanding anything to the contrary in this Clause 6, the undertakings and obligations of REA and REA Listco under this Clause 6 shall terminate immediately on completion of a Drag Sale in which REA and its Affiliates cease to be Shareholders.

6.8	Obligations personal to REA and REA Listco

The obligations of REA and REA Listco under this Clause 6 shall be personal to REA and REA Listco and shall not be assumed by any Transferee of REA’s Securities. REA Listco undertakes to the KKR Investor and the TPG Investor Entities that it shall procure, so far as it lies within its power to do so, that REA will comply with the requirements set out in Clause 6.6.2.

7.	Tax Matters

7.1

Tax Information: Upon the written request from the TPG Investor Entities, the KKR Investor or REA, the Company agrees to provide such information on the Company (and, to the extent relevant, the Company shall cause its Subsidiaries to provide the TPG Investor Entities, the KKR Investor and/or REA such information) as is necessary for the making, preparation and timely filings of the tax returns, tax elections or any other tax filings of the TPG Investor Entities, the KKR Investor or REA (or of their direct or indirect owners) with respect to its investment in the Company.

7.2

U.S. Tax Determinations: The Company shall use commercially reasonable efforts to make such inquiries as is necessary from time to time and promptly after the end of each taxable year (and in no event later than 60 days after the end of each taxable year) to determine:

7.2.1	whether the Company, or any of its Subsidiaries, is a “controlled foreign corporation” (“CFC”) as defined under section 957 of the Code; and

7.2.2	whether the Company is a “passive foreign investment company” (“PFIC”) as defined under section 1297 of the Code (and if the Company is a PFIC whether any of its Subsidiaries is a PFIC).

The Shareholder Parties agree to cooperate with the Company in making such determinations. If the Company or any of its Subsidiaries is a CFC in any tax year or if the Company is a PFIC in any tax year, the Company agrees to furnish within a reasonable time, and at the Company’s expense, to each of REA, the TPG Investor Entities and the KKR Investor all information that is reasonably necessary to satisfy the U.S. income tax return filing requirements (and related tax elections) applicable to REA, each TPG Investor Entity, and/or the KKR Investor (or its direct and indirect owners) arising from its investment in the Company. Without limiting the foregoing, in the event that the Company or any of its Subsidiaries is or is likely to become a PFIC, the Company shall provide REA, each TPG Investor Entity and/or the KKR Investor with a duly completed “PFIC Annual Information Statement” pursuant to, and in compliance with, U.S. Treasury Regulations section 1.1295-1(g) within 60 days after the end of each taxable year and otherwise comply with applicable reporting requirements and shall, at REA’s, each TPG Investor Entity’s and/or the KKR Investor’s (as applicable) expense, during business hours, provide reasonable access to REA, the TPG Investor Entities and/or the KKR Investor to the Company’s (or Subsidiary’s, as the case may be), books, records, documents, information and employees as is reasonably required by REA, the TPG Investor Entities and/or the KKR Investor in order that REA, the TPG Investor Entities and/or the KKR Investor may prepare and file its U.S federal income tax returns in connection with a “qualified electing fund” election made pursuant to section 1295 of the Code.

7.3

Tax Exemption Filings: The Company agrees to prepare (or cause to be prepared) any filings, applications or elections necessary to obtain any available exemption from, reduction in the rate of, or refund of, any material withholding or other taxes imposed by any taxing authority with respect to the Shares (including on amounts distributable with respect thereto), to the extent the Company can do so without unreasonable effort or expense. The Shareholder Parties agree that they will cooperate with the Company in making any such filings, applications or elections to the extent the Company reasonably determines that such cooperation is necessary or desirable. If a TPG Investor Entity, REA or the KKR Investor must make any such filings, applications or elections directly, the Company, at the request of the TPG Investor, REA or the KKR Investor shall promptly provide such information and promptly take such other action as may reasonably be necessary to complete or make such filings, applications or elections.

7.4	Tax Residency: The Company agrees that, and the Shareholder Parties shall take all Necessary Action to ensure that:

7.4.1	unless otherwise approved by the TPG Investor, the KKR Investor and REA, the Company shall be a resident of the Cayman Islands for tax purposes; and

7.4.2	unless otherwise approved by REA, the KKR Investor and the TPG Investor, for U.S. federal income tax purposes the Company shall be treated as a corporation.

In addition, the Company and the Shareholder Parties shall consider in good faith whether to cause the relevant Subsidiaries to elect to be treated as a flow-through entity for U.S. federal income tax consequences to the extent requested to do so by REA, the TPG Investor and the KKR Investor.

7.5

Reasonable Assistance: The TPG Investor Entities, the KKR Investor and REA agree that this Clause 7 is only intended to require the Company to provide reasonable administrative assistance and the Company shall not be required to incur significant unreimbursed direct costs.

8.	Warranties

8.1	Parties’ Warranties. Each Party warrants to the other Parties (on a several and not joint basis) that each of the following statements is true and correct:

8.1.1	where the Party is a company, it is duly incorporated and validly existing under the laws of the place of its incorporation;

8.1.2

all action will have been taken so that the execution and delivery of, and the performance by it of its obligations under, this Agreement shall not (a) conflict with or result in a breach of its memorandum and articles of association or other constitutive documents, (b) infringe, or constitute a default under, any instrument, contract, document or agreement to which it is a party or by which its assets are bound, or (c) result in a breach of any Applicable Law;

8.1.3

it has full power and authority to execute and deliver this Agreement and the agreements contemplated herein, and to consummate the transactions contemplated hereby and thereby and that, upon execution by the other parties thereto, this Agreement and all such other agreements and obligations entered into and undertaken in connection with the transactions contemplated hereby constitute its valid and legally binding obligations, enforceable against it in accordance with their respective terms;

8.1.4	no bankruptcy, judicial composition, insolvency or similar proceedings concerning it have bene applied for and no circumstances exist which would require the application for any such proceedings; and

8.1.5	it is not engaged with any Group Company whether as plaintiff or defendant or otherwise in any legal action, proceeding or arbitration.

9.	Term and Termination

9.1

Term: This Agreement shall become effective as of the date hereof and shall automatically terminate, save for Clauses 1, 6, 10.2, 10.18, 10.19 and 10.20, upon the winding up or dissolution of the Company, unless earlier terminated by the Parties’ mutual written agreement or in accordance with the terms of this Agreement.

9.2	Termination: Save for Clauses 1, 6, 10.2, 10.18, 10.19 and 10.20, this Agreement shall automatically terminate:

9.2.1

vis-à-vis a Shareholder Party, if and when such Shareholder Party Transfers all of its Securities in accordance with this Agreement and ceases to be a Shareholder, provided that all claims of such Shareholder Party arising in connection with the Transfer of Shares are settled;

9.2.2	if and when both (i) the TPG Investor Entities collectively and (ii) the KKR Investor (and their respective Affiliates) cease to hold at least 7.5% of the issued share capital of the Company;

9.2.3	if and when any Shareholder Party becomes the sole Shareholder Party, provided that all claims of the other Shareholder Parties arising under this Agreement are settled;

9.2.4	upon the completion of a Drag Sale (including the completion of a sale pursuant to a ROFO Drag-Along Notice); and

9.2.5	vis-à-vis REA Listco, if and when REA Transfers all of its Shares in accordance with this Agreement and ceases to be a Shareholder,

in each case, without prejudice to any accrued rights and obligations of the Parties at the relevant date (including, without limitation, the non-compete and non-solicit obligations in Clause 6 in accordance with the time periods set out therein).

10.	Notices and General

10.1

Notices: All notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by prepaid registered post, or by facsimile or e-mail addressed to the intended recipient thereof at his or its address, facsimile number or e-mail address set out below (or to such other address or facsimile number as a Party to this Agreement may from time to time duly notify the other Parties), as the case may be.

TPG Investor

Address:	83 Clemenceau Avenue, #11-01 UE Square

Singapore 239920

Attention:	Mr Nicholas Kay

Facsimile No.:	+65 6390 5001

E-mail Address:	tpglegaldepartment@tpg.com

TPG Investor 2

Address:	c/o TPG Global LLC

301 Commerce Street

Suite 3300, Fort Worth, TX 76102

United States of America

Attention:	Office of General Counsel

Facsimile No.:	+1 (817) 871 4001

E-mail Address:	tpglegaldepartment@tpg.com

KKR Investor

Address:	Epsilon Asia Holdings II Pte. Ltd.

8 Marina View

#33-04 Asia Square Tower 1

Singapore 018960

Attention:	General Counsel

Facsimile No.:	+65 6922 5801

E-mail Address:	N.A.

REA

Address:	511 Church Street, Richmond VIC 3121, Australia

Attention:	Tamara Kayser, General Counsel and Company Secretary

Facsimile No.:	None

E-mail Address:	tamara.kayser@rea-group.com

REA Listco

Address:	511 Church Street, Richmond VIC 3121, Australia

Attention:	Tamara Kayser, General Counsel and Company Secretary

Facsimile No.:	None

E-mail Address:	tamara.kayser@rea-group.com

The Company

Address:	1 Paya Lebar Link

#12-01 to #12-04

Paya Lebar Quarter

Singapore 408533]

Attention:	Mr Hari Krishnan, Mr Joe Dische, Ms Madeleine Brett-Williams

E-mail Address:	hari@propertyguru.com,

joe@propertyguru.com,

madeleine@propertyguru.com.sg

cc legal@propertyguru.com

Any notice, demand or communication delivered in accordance with this Clause 10.1 shall be deemed to have been duly served:

10.1.1	in the case of delivery by hand, when delivered;

10.1.2

in the case of facsimile, immediately upon the receipt by the sender of a confirmation note or any similar transmission report indicating that the notice or communication has been sent in full to the recipient’s facsimile machine;

10.1.3

in the case of registered post (if despatched to an address within the country of the sender), five days, or (if despatched by registered air-letter to an address outside the country of the sender), 10 days after posting, and in proving the same it shall be sufficient to show that the envelope containing the same was duly addressed, stamped and posted; or

10.1.4

in the case of e-mail, at the time that the e-mail was sent (if sent before 5:00 p.m. on any Business Day) or at 9:00 a.m. on the next Business Day in any other case, provided that the sender can prove the time at which the e-mail was sent.

10.2	Confidentiality:

10.2.1	Communications and Information Confidential:

(i)	All information relating to this Agreement (including all negotiations relating to this Agreement shall be kept confidential, and shall not be used or disclosed by, each Party;

(ii)

all communications between the Parties or any of them and all information and other material received by any of them from any one or more of the others concerning this Agreement, the Company or any of the Shareholder Parties which is either marked “confidential” or is by its nature intended to be exclusively for the knowledge of the recipient alone, or to be used by the recipient only for the benefit of the Company shall be kept confidential, and shall not be used or disclosed, by the receiving Party; and

(iii)

any information concerning the business transactions or financial arrangements of the Company or of any of the Shareholder Parties, or of any person with whom any of them is in a confidential relationship with regard to the matter in question, coming to the knowledge of a Party shall be kept confidential, and shall not be used or disclosed, by such Party, unless:

(a)

the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is made to a tax authority in connection with the tax affairs of the disclosing Party;

(b)	the disclosure or use is required by any Applicable Law;

(c)	the disclosure or use is required to be included in the financial statements of a Party to comply with its applicable accounting standards;

(d)

the disclosure is made to its Affiliates and shareholders and its and their respective directors, officers, employees, agents, consultants and professional advisers on a need-to-know basis and provided that such person is aware of the terms of this provision and agrees to treat all such information confidentially on terms no less restrictive than those set forth in this Clause 10.2 or is otherwise bound by a duty of confidentiality on terms no less restrictive than those set forth in this Clause 10.2;

(e)

in the case of a TPG Investor Entity and/or the KKR Investor, to (1) its limited partners or the limited partners of its Affiliates, provided that such limited partners are advised of the confidential nature of such information and are subject to typical obligations of confidentiality for investors in a private equity fund or (2) its financiers or potential purchasers of some or all of its Shares, provided that such person is aware of the terms of this provision and agrees to treat all such information confidentially on terms no less restrictive than those set forth in this Clause 10.2 or is otherwise bound by a duty of confidentiality on terms no less restrictive than those set forth in this Clause 10.2;

(f)	the information becomes publicly available (other than by breach of this Agreement);

(g)	the Party whose information is to be disclosed or used has given prior written approval to the disclosure or use; or

(h)	the information is independently developed by the recipient,

provided that prior to disclosure or use of any information pursuant to Clauses 10.2.1(iii)(a), 10.2.1(iii)(b) or 10.2.1(iii)(c), the Party concerned shall, as far as legally permissible, promptly notify the other relevant Party(ies) whose information is to be disclosed or used of such requirement with a view to providing such other Party(ies) with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use.

10.2.2

Duration: The obligations under this Clause 10.2 (other than Clause 10.2.3) shall terminate with respect to a Party without the need for any further action on the part of any of the Parties upon the date falling two years after the termination of this Agreement with respect to such Party.

10.2.3

Beneficial Ownership Reporting. To the extent that the reporting obligations under Section 16 of the Exchange Act do not apply to the Company, each Shareholder Party shall notify each other Shareholder Party upon increasing or decreasing its shareholding percentage (to be calculated on the issued share capital of the Company) above or below 20%, 15%, 10% and 7.5%.Each Shareholder Party shall, upon request, provide such additional information as required for the Shareholder Parties to satisfy their respective reporting obligations pursuant to Section 13(d) of the Exchange Act or any successor provision thereof.

10.3

Announcements: No announcement, circular or public communication (each an “Announcement”) concerning the existence or content of this Agreement shall be made by any Party without the prior written approval of the other Shareholder Parties that are Major Shareholders. This shall not affect any Announcement that any Party believes in good faith upon advice of internal or external counsel is required by Applicable Law or the rules of any applicable securities exchange that are applicable to such Party, provided that prior notice of such Announcement shall be given to the other Parties to the extent lawfully permitted.

10.4

Remedies: No remedy conferred by any of the provisions of this Agreement is intended to be exclusive of any other remedy which is otherwise available at law, in equity, by statute or otherwise, and each and every other remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law, in equity, by statute or otherwise. The election of any one or more of such remedies by any of the Parties shall not constitute a waiver by such Party of the right to pursue any other available remedies.

10.5

Release and Indulgence: Any liability to any Party may in whole or in part be released, compounded or compromised or time or indulgence given by that Party in that Party’s absolute discretion as regards any other Party under such liability without in any way prejudicing or affecting the first Party’s rights against any other Party or Parties under the same or a like liability whether joint and several or otherwise.

10.6	Corporate Opportunities:

10.6.1

The TPG Investor Entities, REA, REA Listco, the KKR Investor and their respective Associated Persons (as defined below) and any Director appointed by the TPG Investor Entities, REA or the KKR Investor may engage in or possess any interest in other investments, business ventures or persons of any nature or description, independently or with others, similar or dissimilar to, or that competes with, the investments or business of the Group Companies, and may provide advice and other assistance to any such investment, business venture or person, and the Group Companies and the other Parties shall have no rights by virtue of this Agreement in and to such investments, business ventures or persons or the income or profits derived therefrom. The pursuit of any such investment or venture, even if competitive with the business of any Group Company, shall not be deemed wrongful or improper and shall not constitute a conflict of interest or breach of fiduciary or other duty in respect of any Group Company or the other Shareholder Parties.

10.6.2

None of the TPG Investor Entities, REA, REA Listco or the KKR Investor and their respective Associated Persons and any Director appointed by TPG Investor Entities, REA or the KKR Investor shall be obligated to present any particular investment or business opportunity to any Group Company even if such opportunity is of a character that, if presented to such Group Company, could be pursued by such Group Company, and the TPG Investor Entities, REA, REA Listco and the KKR Investor and its Associated Persons and any Director appointed by the TPG Investor Entities, REA or the KKR Investor shall have the right to pursue for its own account (individually or as a partner or a fiduciary) or to recommend to any other person any such investment opportunity.

10.6.3

For the purpose of this Clause 10.6, the term “Associated Person” means, with respect to any person, such person’s Affiliates and any other person over whom such first person exercises a level of influence which, though it is not control, is demonstrably significant as pertains to the management and policies of such person.

10.6.4	Notwithstanding anything to the contrary in this Agreement, the rights of REA, its Associated Persons, the REA Director and REA Listco under this Clause 10.6 shall be subject always to Clause 6.

10.7

Third Party Beneficiaries: Except as otherwise provided in Clauses 5.2 and 10.8, this Agreement does not create any rights, claims or benefits inuring to any person that is not a party hereto, and it does not create or establish any third party beneficiary hereto.

10.8

Assignment: The rights and obligations under this Agreement may not be assigned by any Party without the consent in writing of all the other Parties, save as provided in this Agreement (including but not limited to Clause 5.5) and provided that a TPG Investor Entity and/or KKR Investor and/or REA shall be entitled to assign or transfer any of its rights or obligations under this Agreement to an Affiliate without the consent of any other Party. Any such assignee or transferee shall be entitled to the full benefit of this Agreement to the same extent as if it were an original party in respect of the rights or obligations assigned or transferred to it, and if any of the TPG Investor Entities and/or the KKR Investor and any one or more of their Affiliates holds any Shares at the same time, the TPG Investor Entities and/or the KKR Investor and such Affiliate or Affiliates shall be treated as one Shareholder for the purposes of this Agreement, save as expressly otherwise stated or the context requires otherwise.

10.9

Amendments: No amendment or variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the Parties; provided however that this Agreement may be amended without the consent of any Shareholder Party which, together with its Affiliates, collectively holds less than 7.5% of the issued share capital of the Company to the extent that the relevant amendments are not prejudicial to the direct interests of such Shareholder Party (in which case any such amendments shall be binding on that Shareholder Party as though it had expressly consented to the relevant amendments).

10.10

Prevalence of Agreement: In the event of any inconsistency or conflict between the provisions of this Agreement and the provisions of the Articles, the provisions of this Agreement shall as between the Shareholder Parties prevail and the Shareholder Parties shall, so far as they are able, cause such necessary alterations to be made to the Articles as are required to remove such conflict or otherwise give effect to the provisions of this Agreement.

10.11

No Recourse or Partnership: Only the Parties shall have any obligation or liability under this Agreement. Notwithstanding anything that may be expressed or implied in this Agreement, no recourse under this Agreement shall be had against any current or future Affiliate of the TPG Investor Entities, REA, REA Listco or the KKR Investor (unless such Affiliate has become a Party in accordance with the provisions of this Agreement), any current or future direct or indirect shareholder, member, general or limited partner, controlling person or other beneficial owner of the TPG Investor Entities, REA, REA Listco or the KKR Investor or any such Affiliate, any of its Representatives or any of the successors and assigns of each of the foregoing (collectively, “Non-Liable Persons”), whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any Applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Liable Person for any obligation of the TPG Investor Entities, REA, REA Listco, or the KKR Investor under this Agreement or for any claim based on, in respect of or by reason of such obligations or their creation. The relationship between the Parties shall not constitute a partnership. None of the provisions of this Agreement shall be deemed to constitute a partnership between the Parties. No Party has the power or the right to bind, commit or pledge the credit of another Party.

10.12

Time of the Essence: Any time, date or period mentioned in any provision of this Agreement may be extended by mutual agreement between the Parties but as regards any time, date or period originally fixed and not extended or any time, date or period so extended as aforesaid, time shall be of the essence.

10.13

Entire Agreement: This Agreement and the documents referred to herein are in substitution for all previous shareholders’ agreements between all or any of the Parties and contain the whole agreement between the Parties relating to the subject matter of this Agreement.

10.14

Severance: If any provision of this Agreement or part thereof is rendered void, illegal or unenforceable by any legislation to which it is subject, it shall be rendered void, illegal or unenforceable to that extent and no further.

10.15	Costs and Expenses: Each of the Parties shall bear its own legal and other professional costs and expenses incurred by it in the negotiation and preparation of this Agreement.

10.16

Further Assurance: The Parties shall do all such acts and things and execute and sign all such documents and instruments as may be necessary, desirable or expedient to give effect to the terms of, and the commercial understanding of the Parties recorded in, this Agreement and the documents in connection herewith.

10.17

Counterparts: This Agreement may be executed in two or more counterparts, all of which together shall constitute one and the same instrument. Any Party may enter into this Agreement by signing any such counterpart and each counterpart may be signed and executed by the Parties and transmitted by e-mail and shall be as valid and effectual as if executed as an original. For the avoidance of doubt, in the case of execution by way of counterparts, this Agreement shall not be deemed to be concluded until the last of such counterparts shall have been executed.

10.18	Governing Law: This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

10.19

Waiver of Jury Trial: The Parties acknowledge and agree that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore the Parties hereby irrevocably and unconditionally waive any right such Party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement. each Party certifies and acknowledges that (i) no representative, agent or attorney of any other party hereto has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each such Party understands and has considered the implications of this waiver, (iii) each such Party makes this waiver voluntarily, and (iv) each such Party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Clause 10.19.

10.20

Dispute Resolution: Any dispute arising out of or in connection with this Agreement, including any question as to the validity, existence or termination of this Agreement and/or this Clause 10.20, shall be resolved by arbitration administered by the International Court of Arbitration of the International Chamber of Commerce in Singapore pursuant to the rules of the Rules of Arbitration of the International Chamber of Commerce for the time being in force, which rules are deemed to be incorporated by reference in this Clause 10.20.

Appendix A

Joinder Agreement

This Joinder Agreement (the “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Shareholders’ Agreement dated as of [●] (the “Shareholders’ Agreement”) by and among PropertyGuru Group Limited (the “Company”) and certain other persons named therein, as the same may be amended from time to time.

1.	Capitalized terms used, but not defined, herein shall have the meaning ascribed to such terms in the Shareholders’ Agreement.

2.

The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party to and a “Shareholder Party” under the Shareholders’ Agreement as at the date hereof and shall have all of the rights and obligations of the Shareholder from whom it has acquired Shares (to the extent permitted by the Shareholders’ Agreement) as if the Joining Party had executed the Shareholders’ Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Shareholders’ Agreement. The Joining Party hereby makes, as of the date hereof, the representations and warranties set forth in Clause 8 of the Shareholders’ Agreement.

3.	For the purpose of Clause 10.1 (Notices) of the Shareholders’ Agreement, the address and facsimile number of the Joining Party is:

Address	:	[●]

Attention	:	[●]

Facsimile No.	:	[●]

E-mail Address	:	[●]

4.	This Deed shall be governed by, and construed in accordance with, the laws of the State of New York.

5.

Clause 10.20 (Dispute Resolution) and Clause 10.7 (Third Party Beneficiaries) of the Shareholders’ Agreement are hereby deemed incorporated by reference in this clause and shall apply mutatis mutandis to this Joinder Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement as of the date written below.

Date:
[NAME OF JOINING PARTY]

By:

Name:
Title:

1

AGREED ON THIS day of ,20 :

PropertyGuru Group Limited

By:

Name:

2

In witness whereof this Agreement has been entered into as a Deed on the date stated at the beginning.

TPG Investor

Executed and delivered as a deed by TPG Asia VI SF Pte. Ltd.

acting by a director in the presence of:

Director
Name:

Witness
Name:
Title:
Address:

TPG Investor 2

Executed and delivered as a deed by TPG Asia VI SPV GP LLC in its capacity as general partner of TPG Asia VI Digs 1 L.P.

acting by a Vice President in the presence of:

Vice President
Name:

Witness
Name:
Title:
Address:

3

KKR Investor

Executed and delivered as a deed by Epsilon Asia Holdings II Pte. Ltd.

acting by a director in the presence of:

Director
Name:

Witness
Name:
Title:
Address:

4

REA

Signed, sealed and delivered by REA Asia Holding Co. Pty Ltd.in accordance with Section 127 of the Corporations Act 2001 (Cth) by:

Signature of Director	Signature of Director / Secretary

Name of Director	Name of Director / Secretary

5

The Company

Executed and delivered as a deed by PropertyGuru Group Limited acting by a director in the presence of:

Director
Name:

Witness
Name:
Title:
Address:

6

REA Listco

Signed, sealed and delivered by REA Group Limited in accordance with Section 127 of the Corporations Act 2001 (Cth) by:

Signature of Director	Signature of Director / Secretary

Name of Director	Name of Director / Secretary

7

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between PropertyGuru Pte. Ltd. (“Property Guru”), PropertyGuru Group Limited (“PubCo”) and Bridgetown 2 Holdings Limited (“Bridgetown 2”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Bridgetown 2 and PropertyGuru, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of Bridgetown 2 or PropertyGuru is not obtained; the risk that the business combination disrupts current plans and operations of Bridgetown 2 or PropertyGuru as a result of the announcement and consummation of the business combination; the ability of PropertyGuru to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to PropertyGuru; the amount of redemption requests made by Bridgetown 2’s shareholders and the amount of funds available in the Bridgetown 2 trust account; PropertyGuru’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform, the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain management and skilled employees, the impact of the COVID-19 pandemic on the business of the Group, the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to grow and protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; the fact that closing (the “REA Closing”) of the Group’s contemplated purchase of the Malaysian and Thai assets of REA Group Ltd. (“REA”) is subject to the satisfaction of certain closing conditions, including REA’s divestment of its 27% interest in 99 Group (the operator of the websites 99.co, iProperty.com.sg and rumah123.com), failing which the REA Closing may not occur; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, Bridgetown 2’s Quarterly Report on Form 10-Q and other documents filed by PubCo or Bridgetown 2 from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither Bridgetown 2 nor PropertyGuru presently know, or that Bridgetown 2 or PropertyGuru currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect Bridgetown 2’s and PropertyGuru’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or Bridgetown 2’s or PropertyGuru’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. Bridgetown 2 and PropertyGuru anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, Bridgetown 2 and PropertyGuru may elect to update these forward-looking statements at some point in the future, PubCo, Bridgetown 2 and PropertyGuru specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by PropertyGuru nor Bridgetown 2 or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing Bridgetown 2’s or PropertyGuru’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of PropertyGuru and Bridgetown 2 contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the PropertyGuru, Bridgetown 2 or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as an alternative to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may not be comparable to similarly titled non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between PropertyGuru and Bridgetown 2. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of Bridgetown 2 for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Bridgetown 2’s shareholders in connection with Bridgetown 2’s solicitation for proxies for the vote by Bridgetown 2’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to PropertyGuru’s shareholders in connection with the completion of the proposed business combination. Bridgetown 2 and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, Bridgetown 2 will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bridgetown 2 will send to its shareholders in connection with the business combination. Bridgetown 2’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Bridgetown 2’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about Bridgetown 2, PubCo, PropertyGuru and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Bridgetown 2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Bridgetown 2. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Bridgetown 2, PubCo and PropertyGuru and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Bridgetown 2’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Bridgetown 2’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Bridgetown 2’s directors and executive officers in Bridgetown 2’s final prospectus filed with the SEC on January 27, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.